

ANNUAL REPORT 2002



Apco
Argentina Inc.

ENTRE LOMAS AREA

APCO ARGENTINA INC.


South America
ARGENTINA
Neuquen
Entre Lomas Concession
Rio Negro

ENTRE LOMAS CONCESSION

EL CARACOL FIELD

LOMAS DE OCAMPO FIELD

ENTRE LOMAS FIELD

LOS ALAMOS FIELD

NEUQUEN

RIO NEGRO

PIEDRAS BLANCAS FIELD

CHARCO BAYO FIELD

ENTRE LOMAS CONCESSION

N

WELLS

CURRENT EXPLORATION TARGETS

FIELDS

August 4, 2003

To the Shareholders:

The year 2002 was defined by two major events that had a significant impact on Apco Argentina Inc. (the "Company"). The first was Argentina's economic crisis and resulting new laws and regulations that impacted the Company in 2002 and will continue to impact it for the foreseeable future. The second was the purchase by the Company of 27,700 additional shares of Petrolera Perez Companc S.A. ("Petrolera"), the operator of the Entre Lomas concession, for a total consideration of $ 6.9 million.

Argentina's economic crisis resulted in a significant devaluation of the Argentine peso, the implementation of new taxes on its oil and gas industry, and the freezing and conversion to pesos of natural gas prices that, when expressed in US dollars, fell in proportion to the peso's devaluation. Such adverse conditions caused other foreign oil and gas companies to rethink their presence in, and, or, modify their strategies with respect to Argentina, in particular those companies that were indebted in US dollars. Apco has been present in Argentina for 35 years, with an excellent asset base and has endeavored to maintain a healthy balance sheet. As a consequence, it has successfully navigated Argentina's economic volatility over these many years.

Therefore, when the Perez Companc Family (the "Family") sold its oil and gas interests in Argentina to Petroleo Braisleiro S.A. ("Petrobras"), the Company seized the opportunity provided by a preferential right it had acquired in 1968 to purchase additional shares in Petrolera and increase its overall ownership interest in the Entre Lomas concession to 52 percent. By the Company's estimate of oil and gas reserves dated December 31, 2002, this acquisition added 2.7 million barrels oil equivalent of proved reserves with additional probable and possible reserve potential.

Subsequently, during 2003, the Company continued the momentum it created by acquiring the Family's shares in Petrolera, and has made additional investments in Argentina. In January 2003, we purchased additional shares in Petrolera from Fimaipu S.A. for $ 1.8 million, further increasing the Company's interest in the Entre Lomas concession to 53 percent. We also increased our interest in the Canadon Ramirez concession to 82 percent for a total consideration of $ 155 thousand, and as this letter is being written, the Company is investing approximately $ 700 thousand to obtain three dimensional seismic information over a section of the Capricorn Permit in order to earn a 50 percent interest over this 2.1 million acre exploration block in northern Argentina. The acquisition and subsequent seismic processing should be completed by early August.

Despite the backdrop of Argentina's economic turmoil, the Company's management continues to seek additional ways to deploy its financial resources focusing primarily, but not exclusively, on other opportunities in Argentina.

During 2002, the Company reported net income of $ 7.3 million, or 99 cents per share, and paid shareholder dividends of 65 cents per share. Net income for the year included the cumulative effect of implementing SFAS No. 143, Accounting for Asset Retirement Obligations. Before the cumulative effect, the Company generated 2002 net income of $ 4.9 million, a level of income that is relatively low given the favorable oil price environment that prevailed in world markets throughout much of the year, clearly reflecting the impact of Argentina's economic crisis on the Company during 2002. This compares with 2001 net income of $ 8.5 million, or $ 1.15 per share. The Company also paid shareholder dividends of 65 cents per share in 2001.

The year 2002 witnessed various operational achievements for the Company. In the Entre Lomas concession, the joint venture partners continued to successfully drill development wells in the Charco Bayo/Piedras Blancas, Entre Lomas and Borde Mocho fields while extending the size of the Lomas de Ocampo field. In all, 16 development and extension wells were drilled in the Entre Lomas concession while continuing the expansion of secondary recovery operations in Charco Bayo/Piedras Blancas. In addition, we also revamped the LPG plant to improve plant yields resulting in increased production of propane and butane. In the Acambuco concession, work was completed to increase capacity of gas treating facilities in order to handle production from the now fully developed San Pedrito field. Subsequently, additional natural gas exploration and development investments in Acambuco were suspended in response to the sharp decrease in natural gas prices. The table of Volume, Price and Cost Statistics on page 52 of the Form 10-K that follows illustrates the severity of this decrease. No additional natural gas investments are contemplated until prices in Argentina improve. Efforts to develop shallow oil production in Acambuco are planned for later 2003.

Product Volumes

Oil sales volumes, net to the Company's consolidated and equity interests, totaled 1.657 million barrels during 2002, compared with 1.756 million barrels during 2001. All wells drilled in 2002 were successful producers.

Gas sales volumes, net to the Company's consolidated and equity interests, totaled 5.3 billion cubic feet, compared with 5.8 billion cubic feet during 2001. A decrease in Entre Lomas gas production volumes was partially offset by increased production in Acambuco volumes, where the San Pedrito field went on full production in 2002. Entre Lomas gas production declined in 2002 due to an almost total lack of investments designed to increase or maintain gas production levels due to the aforementioned significant drop in natural gas prices that occurred in Argentina during 2002.

Oil Prices

The oil price environment was generally favorable during 2002 as the Company's per barrel sales price averaged $ 23.04, or somewhat lower than the prior year's average price of $ 24.20. As we approached the end of 2002, the trend in prices was positive as the quotation for West Texas Intermediate, the benchmark oil price for the Company's oil sales contracts in Argentina, exceeded $ 30. Oil prices have remained near or above $ 30 throughout the first half of 2003. This was reflected in the Company's first quarter 2003 net income of $ 3.5 million. Income for the remainder of 2003 should also be favorably impacted if prices remain at these levels.

There can be no assurance that crude oil prices will remain at these levels for the remainder of 2003 and beyond as prices are subject to change in response to political events and resulting reactions of the Organization of Petroleum Exporting Countries. Furthermore, the Company's future oil price could also be impacted by any additional governmental actions detrimental to Argentina's oil and gas industry that may result from a prolonged extension of the economic problems Argentina experienced in 2002.

Argentina's Economic and Political Environment

With respect to Argentina's economy, the political and economic environment in which the Company operates improved during the last half of 2002 and early 2003. However, Argentina has made little progress toward solving the root causes of its economic problems. Although the value of the Argentine peso and the level of inflation seem to have stabilized, and the economy has shown recent signs of growth, the country's sovereign debt is still in default and unemployment remains at unprecedented levels. Management is hopeful that the administration of newly elected President Nestor Kirchner, who assumed the Presidency in May 2003, will implement policies that enable these favorable trends to continue and ultimately find solutions to the very complex economic problems facing the country.

I would like to take this opportunity to thank the Company's management team and all employees for their performance during the challenging circumstances the Company faced in 2002. Based on the Company's ability to weather Argentina's economic crises to date, management believes that the Company will withstand the challenges presented in this uncertain environment and continue to generate sustained levels of income and cash flow for our shareholders. The Company ended 2002 with $ 16 million in cash and cash equivalents and will continue to make every effort to deploy its financial resources to maximize the value of its existing asset portfolio, and actively pursue future growth opportunities so as to continue the momentum established in 2002 and early 2003.

Sincerely,



Ralph A. Hill
Chairman and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(NO FEE REQUIRED)
For the transition period from ________ to ________
Commission file number 0-8933

APCO ARGENTINA INC.
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	EIN 98-0199453
One Williams Center, Mail Drop 26-4 Tulsa, Oklahoma (Address of principal executive offices)	74172 (Zip Code)

Registrant's telephone number, including area code: (918) 573-2164

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Ordinary Shares $.01 Par Value (Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☐ No ☒

The aggregate market value of the voting stock of the registrant held by non-affiliates on June 28, 2002, the last business day of the second quarter 2002, was $45,698,260. This value was calculated based upon the average bid and asked prices of the registrant's stock of $20 as reported to the Company by the National Association of Securities Dealers. Since the shares of the registrant's stock trade sporadically in the over-the-counter market, the bid and asked prices and the aggregate market value of stock held by non-affiliates based thereon may not necessarily be representative of the actual market value. See Item 5.

As of March 1, 2003 there were 7,360,311 shares of the registrants ordinary shares outstanding.

Documents Incorporated By Reference

List hereunder the following documents if incorporated by reference and the part of the Form 10-K (e.g., Part I, Part II, etc.) into which the document is incorporated:

None

PART I

ITEM I. BUSINESS

(a) General Development of Business

Apco Argentina Inc. ("the Company") is a Cayman Islands corporation which was organized April 6, 1979 as a successor to Apco Argentina Inc., a Delaware corporation organized July 1, 1970. The principal business of the Company is its 52.85 percent interest in a joint venture engaged in the exploration, production, and development of oil and gas in the Entre Lomas concession located in the provinces of Rio Negro and Neuquén in southwest Argentina. The Company also owns a 1.5 percent interest in a joint venture engaged in oil and gas exploration and development in the Acambuco concession located in the province of Salta in northwest Argentina and a 81.82 percent interest in a third joint venture engaged in oil exploration and development in the Cañadón Ramirez concession located in the province of Chubut in southern Argentina.

The Company had an active year increasing its ownership interests in its existing properties. In October 2002, it completed the purchase of 27,700 additional shares of Petrolera Perez Companc S.A. ("Petrolera") from the Perez Companc family ("PC Family") for a total consideration of $6.9 million. Petrolera is the operator of the Entre Lomas concession and owns a 73.15 percent interest therein. The shares acquired in this purchase represent 5.54 percent of Petrolera's total shares outstanding and increased the Company's total ownership in Petrolera from its former level of 33.684 to 39.224 percent.

Subsequently in December 2002, the Company entered into an agreement to purchase all of the outstanding shares of Fimaipu S.A. for $1.8 million. Fimaipu is a private Argentine holding company whose sole asset is 7,895 shares of Petrolera representing 1.58 percent of Petrolera's total shares outstanding. The purchase of Fimaipu further increased the Company's owernship in Petrolera to 40.8 percent. *This transaction closed in January 2003.*

Because Petrolera owns a 73.15 percent interest in Entre Lomas, the Company's increased ownership in Petrolera as of January 2003 represents an indirect interest of 29.85 percent in Entre Lomas that when combined with its 23 percent direct participation gives the Company a combined direct and indirect participation in the Entre Lomas concession of 52.85 percent.

Also, in January 2003, the Company purchased an additional 36.82 percent interest in the Canadon Ramirez concession from Tyax S.A., a partner in the concession, for a total consideration of $155 thousand. This purchase increased the Company's interest in Canadon Ramirez to 81.82 percent.

During 2002, the company generated net income of $7.3 million compared with $8.5 million during the previous year.

In the fourth quarter of 2001, the economic crisis that had been evolving in Argentina throughout that year culminated in December with the resignation of then President De la Rua. The Argentine government subsequently declared default on Argentina's $130 billion of debt and overturned the long standing convertibility plan that had pegged the Argentine peso to the US dollar at an exchange rate of 1:1 since April 1991. These events led to the devaluation of the peso and the implementation of economic reforms during the first quarter of 2002 that have negatively impacted the Company. By December 31, 2002, the peso to US dollar exchange rate was 3.37:1, representing a cumulative loss in the value of the peso of more than 70 percent since the 1:1 peg was lifted. This devaluation has resulted in the Company incurring significant foreign exchange losses beginning with the fourth quarter 2001 and through much of 2002.

Seasonality

Of the products sold by the Company, only natural gas is subject to seasonal demand. Demand for natural gas in Argentina is reduced during the warmer months of October through April, with natural gas prices being generally lower during this off-peak period. During 2002, natural gas sales represented 6 percent of the Company's total operating revenues and approximately 14 percent during the previous two years. Consequently, the fluctuation in natural gas sales between summer and winter is not significant for the Company.

Government Regulations

The Company's operations in Argentina are subject to various laws and regulations governing the oil and gas industry, assessment and collection of income taxes, value added taxes, and other taxes such as royalties and severance, labor laws, and provincial environmental protection requirements. In early January 2002, the Argentine government approved Emergency Law 25,561 that included economic and monetary reforms and related executive decrees that have impacted the Company. These reforms and their impact are described in the sections "Liquidity and Capital Resources," on page 16 and in "Argentine Economic and Political Environment," on page 24.

(b) Financial Information About Industry Segments

None.

(c) Narrative Description of Business

ENTRE LOMAS

The Company participates in a joint venture with Petrolera and Pecom Energia S.A. ("Pecom Energia"), formerly Perez Companc S.A. Both partners are Argentine companies. The purpose of the joint venture is the exploration and development of the Entre Lomas oil and gas concession in the provinces of Río Negro and Neuquén in southwest Argentina. The Company's interest in the joint venture totals 52.85 percent, of which 23 percent is a direct participation and 29.85 percent is an indirect participation through the Company's 40.8 percent stock ownership in Petrolera, the operator of the joint venture. Petrolera owns a 73.15 percent direct interest in the joint venture.

As described on page 2, in October 2002, the Company increased its stock interest in Petrolera by purchasing 27,700 additional shares from the PC Family. The Company made this purchase by exercising a right of first refusal. The Company exercised its right of first refusal after the announcement by the PC Family in July 2002 of a proposed sale of all of its shares in Petrolera to Petroleo Brasileiro S.A. ("Petrobras"), the Brazilian national oil company. Consequently, the Company purchased its 27,700 shares while Petrobras purchased the balance of the PC Family's shares in Petrolera and the PC Family's shares in Pecom Energia. Subsequent to the purchase, the principal shareholders of Petrolera are now the Company, Petrobras and Pecom Energia, in which Petrobras is the majority shareholder.

The Company's management and representatives of Petrobras have met and will continue to meet in the future. As of this time, little to no changes are expected in the manner and method in which operations in Entre Lomas and within Petrolera are conducted.

YPF Contracts

In 1967, Yacimientos Petroliferos Fiscales ("YPF"), then the national oil company of Argentina, sought bids for the development of the Entre Lomas area. Pecom Energia won the bid and entered into contract 12,507, dated March 13, 1968, which permitted the Entre Lomas joint venture to explore for, develop and produce oil in the area. Similar contracts with YPF with respect to natural gas produced and liquids extracted from natural gas were entered into on November 18, 1970, and February 10, 1977, respectively. Originally, the joint venture's interests in the Entre Lomas area were derived from such contracts and not from ownership of the mineral resources produced. Under Argentine hydrocarbon law, the Argentine government retains ownership of the minerals in place.

Joint Venture Agreements

On April 1, 1968, Pecom Energia and Petrolera entered into a joint venture agreement with Apco Oil Corporation pursuant to which Petrolera became operator of the Entre Lomas area. On July 1, 1970, Apco Oil Corporation transferred its interest in the Entre Lomas area to the Company. Similar joint venture agreements among the Company, Pecom Energia and Petrolera for the development of natural gas and extraction of propane and butane were entered into February 29, 1972, and March 23, 1977, respectively.

Deregulation

On November 8, 1989, the Argentine government issued decree 1212/89 describing steps necessary to deregulate hydrocarbon production from existing production and development contracts, including Entre Lomas. The decree directed YPF to negotiate with producers the conversion of contracts to the concession or association system described in the 1967 Hydrocarbon Law 17,319, and gave owners of the converted contracts the right to freely dispose of hydrocarbons produced at world prices.

Complete deregulation of the Entre Lomas area was implemented by an agreement with the Argentine government that went into effect January 22, 1991 and amended in February 1994. Pursuant to the agreement, Entre Lomas was converted to a concession giving the joint venture partners ownership of produced hydrocarbons at the wellhead. Under this agreement, the concession holders, or joint venture partners, have the right to freely sell produced hydrocarbons in internal or external markets, and have authority over operation of the concession including future exploration and development plans. The partners, throughout the term of the concession, are subject to provincial royalties (which are, in substance, production taxes), turnover taxes, and federal income taxes. These rates of royalties and taxes are fixed by law, are the same for all oil and gas production concessions in Argentina, and are currently 12 percent, 2 percent, and 35 percent, respectively. The Entre Lomas concession term currently runs through the year 2016, with an option to extend the concession for an additional ten-year period with the consent of the government.

Sale of Oil

The Entre Lomas concession participates in several contracts negotiated by the Pecom Energia group. This arrangement allows the joint venturers to pool Entre Lomas oil with other concessions in the Medanito area providing greater negotiation strength with Argentine refiners and export customers.

During 2002, the Company sold 52 percent of its oil domestically and 48 percent was exported. Domestic sales were made under various short-term agreements with EG3 S.A., Shell C.A.P.S.A., Refineria San Lorezo S.A. and Esso Petrolera Argentina S.R.L., which are all Argentine refiners. Oil was exported to Petrobras, ENAP, the Chilean National Oil Company, and Repsol YPF Trading y Transporte S.A. In 2002, Petrobras was the largest export purchaser of the Company's crude oil, accounting for 59 percent of all exports.

Medanito area crude oil is in demand because of its relative quality and favored geographical location. While there is no guarantee, management believes that upon expiration, these contracts will be extended or replaced.

The per barrel price for Argentine crude oil continues to be based on the spot market price of West Texas Intermediate ("WTI") less a discount to provide for differences in gravity and quality. The average weighted price discount for contracts in effect during 2002 was $1.80, as compared with $1.44 for contracts in effect in 2001, and $1.06 for contracts in effect during 2000. Since deregulation of Argentina's energy industry in 1991, domestic market conditions have evolved to the point that the discount for oil sold in country appears to have stabilized in the $1.00 to $2.00 range depending on market conditions. Discounts for exported oil are generally higher. Export oil is not subject to domestic production tax.

As a consequence of the economic reforms implemented in Argentina since December 2001, oil sales prices have been negatively impacted depending on whether oil is sold in internal markets or exported. Refer to the section "Liquidity and Capital Resources" on page 16 for a description of the impact of these reforms on Argentine oil prices.

The Company's oil sales have historically depended on a relatively small group of customers. As described in Note 6, of Notes to Consolidated Financial Statements, during 2002, Apco sold its oil to the following principal customers, EG3 S.A., Petrobras S. A., and ENAP. Decisions to sell to these customers were based on the advantages presented by the commercial terms negotiated with each customer. The entire Argentine domestic refining market is small and consists of seven refiners of which three constitute 95 percent of the market. The concentration of Apco's sales to these principal customers is directly related to the limited number of available buyers for crude oil produced in Argentina.

Sale of Gas

In 2002, the Entre Lomas joint venture partners entered into a US Dollar denominated gas sales contract with Genelba, an electric power generator owned by Pecom Energia. The term of this contract was one year with a daily volume commitment of 21 mmcf throughout the year. Entre Lomas gas sales volumes for 2002 averaged 27 mmcf per day or 13 mmcf per day net to the Company's interests. Additional production above the Genelba volume commitment is sold in the spot market to other gas distribution companies, traders and electric utilities. Gas sales prices vary depending on seasonal demand. In December 2002, a new one year peso denominated contract with Genelba replaced the prior contract with the same daily volume commitment.

The Neuquén basin, wherein the Entre Lomas concession is located, is served by a substantial gas pipeline network that delivers gas to the Buenos Aires metropolitan and surrounding areas, the industrial regions of Bahia Blanca and Rosario and by export pipelines to Chile. Entre Lomas is well situated in the basin with two major pipelines in close proximity.

Since deregulation of Argentina's gas industry in 1994, the joint venture partners have been able to find markets for Entre Lomas gas. There is no guarantee that existing Entre Lomas gas sales contracts will be renewed or replaced. The partners have actively sold gas in the spot market to supplement contract sales volumes. The Company believes that failure to renew or replace contracts could have a negative effect on the Company's cash flow and results of operations.

Refer to the section "Liquidity and Capital Resources" on page 16 for a description of the impact of economic reforms on Argentine natural gas prices.

Transportation

Oil produced in the Entre Lomas concession is sold in Puerto Rosales, a major industrial port in southern Buenos Aires Province, and is shipped there through the Oleoductos del Valle S.A. ("Oldelval") pipeline system. The daily capacity of this system ranges from 130,000 to 175,000 barrels. The current volume allocation for the Entre Lomas concession in the Oldelval system is

11,600 barrels per day. The cost to transport oil through this system and use the storage and handling facilities in Puerto Rosales averaged $.46 per barrel in 2002.

Petrolera

Petrolera was established for the express purpose of carrying out production and development operations in the Entre Lomas area. Investment decisions and strategy for development of the concession are agreed upon by the joint venture partners and implemented by Petrolera. Petrolera has a board of 11 directors, 5 of whom are nominees of the Company and 6 of whom are nominees of Petrobras and its affiliates. Petrolera's operating and financial managers and field personnel are employed exclusively by Petrolera. The Company understands that Petrolera's sole business at present is its role as operator and owner of a 73.15 percent interest in the Entre Lomas concession.

Company Branch

The Company's branch office in Buenos Aires obtains operational and financial data from Petrolera that is used to monitor joint venture operations. The branch provides technical assistance to Petrolera and makes recommendations regarding field development and reservoir management. Apco currently employs seven full-time personnel in its branch office in Buenos Aires, Argentina. The directors and executive officers of the Company are described in Part III, Item 10 on page 55. A Tulsa-based employee of The Williams Companies, Inc., the indirect parent of Williams Global Energy (Cayman) Limited that owns 68.96 percent of the shares of the Company, serves as President and Chief Operating Officer of the Company.

Description of the Concession

The Entre Lomas concession is located about 950 miles southwest of the city of Buenos Aires on the eastern slopes of the Andes Mountains. It straddles the provinces of Río Negro and Neuquén approximately 100 kilometers north of the city of Neuquén. The concession produces oil and gas primarily from the Charco Bayo/Piedras Blancas field complex ("CB/PB"). Two smaller fields, the Entre Lomas/Lomas de Ocampo and El Caracol fields, located to the northwest of the main field complex also produce oil and gas. A fourth field, Borde Mocho, located southwest of CB/PB, was discovered in 1996 and also produces oil and gas.

The most productive producing formation in the concession is the Tordillo. In the CB/PB field the Tordillo has generated over 80 percent of all oil produced in Entre Lomas. The Tordillo also produces associated gas that is both sold and consumed for field operations. Propane and butane are extracted from this gas in the joint venture's gas processing plant. The Tordillo is also the principal producing formation in the Borde Mocho field. Other important formations are the Quintuco, that produces gas from several wells in CB/PB and oil in the Entre Lomas/Lomas de Ocampo, El Caracol, and Borde Mocho fields and the Petrolifera formation that produces gas in the Entre Lomas gas field and some oil in CB/PB. Since inception 502 wells have been drilled in the concession, of which at year end, 295 are producing oil wells, 22 are producing gas wells, 124 are active water injection wells, 11 are water producing wells, and 50 wells are inactive or abandoned.

The CB/PB and El Caracol fields are secondary recovery projects. Water injection has been introduced in CB/PB in phases since 1975. The El Caracol field has been under injection since 1989. Secondary recovery operations commenced in the Entre Lomas oil field in 1998 and extension of field wide secondary recovery is still underway.

Charco Bayo/Piedras Blancas Field

CB/PB produces principally from the Tordillo formation with some minor production from the Petrolifera formation. Production in the CB/PB field commenced in 1968, with the largest part of this complex developed before 1974. Additional development drilling has continued through the present with two significant drilling campaigns occurring during 1979-1981 and 1986-1988. These two campaigns were the result of renegotiations of the original Entre Lomas contract. Secondary recovery was introduced with a successful pilot in 1975 and has slowly been expanded to include 85 injection wells. CB/PB is best described as a mature oil field with considerable remaining development potential. Development of this field has historically been gradual due to the sporadic nature of past major investment programs which, until the Entre Lomas area was converted to a concession, occurred as a result of major renegotiations of the original contract.

The field's ultimate development is likely to result from a combination of expansion of secondary recovery throughout the entire producing field, infill drilling, continued step out drilling, and recompletion of existing wells with behind pipe reserves. The results of these programs may be enhanced and higher percentage recoveries achieved by improving the efficiency of the waterflood through various means including modifying existing patterns of injection, placing idle wells back on production, and the use of polymer injection. By the end of 2000, all remaining wells using gas lift were converted to rod pump thereby increasing lift capacity throughout this field.

Due to the gradual development of this field, recoveries normally attributed to waterfloods after 20 to 30 years have not been attained and it is currently estimated that this field has a remaining productive life in excess of twenty years. The Company believes that the limits of this field have not yet been defined in all directions. As a result, there remain undrilled step out locations in the flanks of the structure and infill locations which should be drilled in order to produce from areas of the field not currently drained by existing wells. The level of development drilling activity in CB/PB will, of course, be dependent on an oil price level that provides adequate returns for the joint venture partners. During 2002, 10 additional wells were drilled and completed as producers.

In the CB/PB field, the Quintuco formation is mainly gas productive and produces from a few gas wells interspersed among the many Tordillo oil wells located on this structure and from dual completion oil wells producing from both the Quintuco and Tordillo formations. Quintuco gas reserves in this field are believed to be fully developed.

In 1992, the Argentine Department of Energy issued Resolution 105 requiring environmental control. As a result, in the last few years investments have been made to change the system of produced water disposal in the Entre Lomas concession. Until 1998, fresh water had been the sole source of injection in all waterflood projects in the concession. Prior to 1996, produced water was disposed of in evaporation and filtration pits, however, this practice was suspended by the province in that year. Produced water has since been injected into a shallower formation with high injectivity capacity. Commencing 1998, produced water in CB/PB also began to be reinjected into the Tordillo formation. Surface and down hole injection lines were replaced with those that withstand the corrosive effects of reinjecting formation water. Formation water is now being injected into both the producing and shallow formations.

El Caracol Field

The El Caracol field is located in the northwestern most part of the concession. This field produces oil from the Quintuco formation. Thirty-five wells have been drilled here to date. Additional development drilling potential may still exist. Water injection began here in 1989 and response has been favorable. Potential for further expansion of the waterflood may also exist. During 2002, two development wells were drilled and completed as oil producers.

Entre Lomas/Lomas de Ocampo Fields

The Entre Lomas structure is located in the central part of the concession to the northwest of CB/PB. This anticline is cut by a fault near its crest. An oil field exists on the southwest or upthrown side of this fault and a gas field exists on the northeast or downthrown side. In recent years, development of both the oil and gas fields has continued to the north and northwest with the drilling of deeper dual completion wells capable of producing oil from the Quintuco formation and gas from the Petrolifera formation.

Oil Reservoirs

The oil field is productive from the Quintuco formation, with some minor production from the Tordillo formation. It now includes 41 producing wells. As described in the previous paragraph, the Quintuco formation continues to demonstrate development potential toward the north and northwest.

This field, has shown signs of pressure depletion. Reservoir simulation studies have predicted that the Entre Lomas oil field will have a favorable response to secondary recovery similar to the response achieved in the El Caracol field. Investments to implement waterflooding in this field commenced in 1997 and water injection commenced in 1998. As of year-end, twenty wells had been converted to injection. Further expansion of secondary recovery is anticipated.

Gas Reservoirs

Deregulation of Argentina's gas industry in 1994 fueled considerable interest in gas development throughout the country. As a result, a well drilled in 1970 that had discovered significant gas potential from several sections of the Petrolifera formation, was placed on production. Since then, ten wells have been drilled, of which nine are productive. Another well drilled in the early 1970's was also put on production making a total of nine wells on production in the main body of this field. Although the main body now appears to have been defined, additional expansion possibilities exist to the northwest. Late in 1997, the Lomas De Ocampo 4 well, drilled to the northwest of the existing field was found to be productive in both the Petrolifera and Quintuco formations. Six additional dual completion wells have been drilled and are producing oil from the Quintuco formation and gas from the Petrolifera formation. Additional drilling in Lomas De Ocampo is planned for 2003. In 2002, the pesofication of gas sales contracts and the resulting drop in natural gas prices have postponed previous plans to achieve full development of the Petrolifera gas reservoir in this gas field.

Borde Mocho

This is the smallest field in the concession. It is located southwest of CB/PB near the concessions southern boundary. To date 8 wells have been drilled and all are producing oil. The discovery well was drilled in 1996 and the seventh and eighth wells in late 2002. All wells produce from the Tordillo, the main producing formation, and 4 wells are also productive from the Quintuco formation. Separation and storage facilities in CB/PB were built in 2000. Future development of this field is planned.

Exploration

In the Entre Lomas concession, there are approximately 142 thousand undeveloped acres. Since inception, 502 wells have been drilled inside the concession of which only a few have been drilled significant distances from the main producing fields. Although the joint venture partners believe the major producing structures have been identified and are being developed, large blocks of the concession remain unexplored.

Since 1993, the Entre Lomas partners have conducted three seismic campaigns. The most recent survey was completed in late 1998. As a result, the concession is now covered by more than 500 square kilometers of 3 dimensional seismic ("3D seismic") that image the principal producing fields and surrounding acreage believed to be of most interest. These separate seismic programs were successfully integrated into one continuous seismic block. The seismic has multiple objectives the first of which is finding lower risk exploration opportunities that target formations known to be productive from structural closures and/or fault traps that exist away from the principal producing field areas. Other important objectives are to evaluate for high risk deep exploration potential in sedimentary sequences that exist between the base of the Petrolifera formation and the basement floor, and utilize the 3D seismic in ways that may help exploit the existing producing fields.

To date, seismic surveys have aided the efficient development of the Entre Lomas gas field since 1994, the current northwest extension of both the Entre Lomas and Lomas de Ocampo fields, and development of the Borde Mocho field.

In 2001, the joint venture partners drilled the El Caracol xp-33 well, a deep exploration test in the area of the El Caracol oil field. The principal objective of this well was to investigate the Precuyano formation in the location of an interesting deep structure identified by 3D seismic. Secondary objectives were all of the known producing formations in the concession; Quintuco, Tordillo, and Petrolifera. The well was drilled to a total depth of 11,290 feet. Exploration of the Precuyano in the Neuquen basin has been quite limited to date. The well found gas in the Precuyano formation, but poor reservoir quality prevented production at commercial rates. As a result, the well was completed in the Quintuco formation and is now on production as part of the El Caracol field. Drilling deep wells to unexplored sedimentary horizons is risky and has a low probability of success.

ACAMBUCO

The Company owns a 1.5 percent participation interest in the Acambuco joint venture, an oil and gas exploration and development concession located in Northwest Argentina, in the province of Salta, on the border with Bolivia. The Acambuco concession covers an area of 294,000 acres.

Description of the Concession

The Company has been a participant in the Acambuco area since 1981. The principal objective in Acambuco is the Huamampampa formation, a deep fractured quartzite that has sizable gas exploration and development potential. In Acambuco, Huamampampa is found at depths in excess of 14,000 feet. The Ramos and Aguarague concessions, immediately to the south and east of Acambuco, have major gas fields with significant gas production and reserves from Huamampampa. In 1994, the joint venture partners discovered the San Pedrito gas field whose principal reserves exist in the Huamampampa formation with additional reserves in the Icla and Santa Rosa formations both of which underlie Huamampampa.

The Acambuco joint venture currently consists of Pan American Energy Investments Ltd. ("PAE"), an affiliate of British Petroleum PLC that owns 52 percent, Shell C.A.P.S.A. and YPF S. A. which each hold 22.5 percent interests, and Northwest Argentina Corp., a subsidiary of the Williams Companies, Inc. and the Company each with interests of 1.5 percent.

Drilling and Development Activity

The San Pedrito field discovery well, the San Pedrito x-1 ("SPx1"), was drilled to 14,500 feet and discovered gas in the Huamampampa formation. For this initial well, the Company exercised its non-consent option. In May 1996, the joint venture drilled a second exploration well, the San Antonio x-1, on a separate structure. This well, drilled to a depth of 15,700 feet, was not productive in the Huamampampa. Oil shows were found in a secondary target, the Tupambi formation. The Company again exercised its non-consent option.

In September 1998, the Acambuco partners drilled the San Pedrito x-2 ("SPx2") well at a location approximately 3 miles south of the SPx1 discovery well. Although the well encountered Huamampampa in a structural position lower than SPx1 well, in late February 2000, the well successfully tested daily volumes of 20 million cubic feet and 350 barrels of condensate with no water. The Company participated in this confirmation well and has participated in all investments thereafter.

In April 1999 a successful long-term production test was conducted in the SPx1. The maximum daily volume achieved in this test was 32 million cubic feet and 470 barrels of condensate. This test indicated that the Huamampampa reservoir in the San Pedrito structure is extensive. As described previously, the Company exercised its non-consent option for this well and will share in its future revenue stream after its partners reach a 300 percent payout limited to this well.

Also, in 1999, the Acambuco partners drilled the Cerro Tuyunti x-1 ("CTx1") well on the largest of the structures in the concession. The well reached a total depth of 20,300 feet. In late January 2000, the well flowed non-commercial volumes of gas. In 2000, the joint venture acquired and interpreted 3D seismic over Cerro Tuyunti. The interpretation indicates that the structure should be explored to the north of the CTx1.

The joint venture completed drilling the San Pedrito X-3 ("SPx3") in March 2001. The well reached a total depth of 18,333 feet. It not only investigated the Huamampampa formation that is productive in the SPx-1 and SPx-2 wells, but also the Icla and Santa Rosa formations. The Santa Rosa formation flow tested a rate of 28 million cubic feet per day of natural gas with a low condensate yield.

On the Macueta structure located just south of the Bolivian border and next to the San Alberto field in Bolivia, in 2000, the joint venture drilled the Macueta x-1001 (bis). This well reached a total depth of 17,500 feet, investigating both the Huamampampa and Icla formations. In June 2001, due to lower than expected production test results, the joint venture partners decided to drill a horizontal extension in the Icla formation. After 1,380 feet of horizontal drilling, the well tested 36 million cubic feet per day of natural gas and 730 barrels per day of condensate. Subsequently the joint venture shot 3D seismic over the Macueta structure.

In January 2001, the joint venture re-entered the Macueta x-1002, drilled in the early 1980's with the purpose of sidetracking this well to a more favorable structural position in the Huamampampa formation. In spite of drilling more than 2,600 feet horizontally, the well, for mechanical reasons, was unable to reach the intended target. Production test volumes from the horizontal extension were disappointing. The Macueta structure in Acambuco is believed to be the southern extension of the San Alberto structure where a significant gas field is producing on the opposite side of the Bolivian border.

The San Pedrito x-4 was drilled in 2001. The well penetrated the Huamampampa formation at a depth of 15,300 feet at which time a drill stem test was conducted resulting in a test volume of 29 million cubic feet per day of natural gas and 600 barrels per day of condensate. Ultimately, the well reached a total depth of 18,660 and penetrated both the Icla and the Santa Rosa formations. This well commenced production in April 2002.

In May 2002, capacity of production and gas treating facilities in Acambuco was expanded to 176 million cubic feet ("mmcf") per day.

Acambuco is situated in an overthrust belt wherein drilling can be difficult and costly not only because of the depths of the primary objectives, but also from the risk of mechanical problems during drilling. The costs to drill and complete a well drilled to the Huamampampa formation have ranged from $30 to $40 million. The Company's future participation in Acambuco wells is subject to the risk of unfavorable oil and gas prices that could adversely impact the Company's future cash flow, and to other risks described under "Forward-Looking Statements" on page 12.

Sales and Markets

Construction of facilities in Acambuco that include gathering lines, a gas pipeline, and a gas treatment plant were completed in 2001. Sales from the Acambuco joint venture commenced in late March 2001. At this time, natural gas and condensate are being produced from 4 San Pedrito wells. As described previously, the Company did not participate in the SPx-1 well.

Acambuco gas is being sold under contracts negotiated by PAE primarily to domestic distribution and industrial customers in the northern part of Argentina.

Refer to the section "Liquidity and Capital Resources" on page 16 for a description of the impact of economic reforms on Argentine gas prices. Gas prices in Acambuco have decreased significantly and the joint venture does not contemplate additional gas development investments until gas prices in Argentina improve.

Oil Fields

In addition to natural gas production, Acambuco also produces oil from the Tupanbi formation which has been productive from fields elsewhere in the region. In Acambuco, there exists an old oil field discovered in the 1920's, the San Pedro field, that produced more than 17 million barrels of oil from the Tupambi. The field was abandoned in 1960. The joint venture partners performed studies of the San Pedro field and defined prospects for reactivating wells to restart oil production. During 2002, three wells were intervened and one is now on production. Additional workovers are planned for 2003.

CAÑADÓN RAMIREZ

The Company owns 81.82 percent interest in the 92,000 acre Cañadón Ramirez concession, located in southern Argentina, in the Chubut province. This region produces hydrocarbons from the Golfo San Jorge basin, the oldest oil-producing province in the country.

As described on page 2, in January 2003, the Company acquired an additional 36.82 percent interest from Tyax. S.A. The Company obtained its original 45 percent interest in Cañadón Ramirez from Pan Am Group S.A. (predecessor to Tyax), owned by the Melhem family in Argentina. A third partner in the concession is ROCH S.A. that held a 10 percent interest and exercised its right of first refusal to participate with the Company in the purchase of the Tyax participation. ROCH now owns the remaining 18.18 percent interest.

During 1997 and 1998, investments were made in Canadon Ramirez that included well workovers, recompletions, extended production testing and reprocessing and reinterpreting 2 dimensional seismic ("2D seismic"). All wells produced oil with high water cuts and were eventually shut in. The Company feels that additional studies including a new reinterpretation of existing seismic images are warranted to determine the future potential in Canadon Ramirez.

FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, excluding historical information, include statements that discuss the Company's expected future results based on current and pending business operations (also called forward looking statements). The Company makes these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

Forward-looking statements can be identified by words such as "anticipates," "expects," "planned," "scheduled," or similar expressions. Although the Company believes these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to numerous assumptions, uncertainties, and risks that may cause future results to be materially different from the results stated or implied in this document.

The following are important factors that could cause actual results to differ materially from any results projected, forecasted, estimated, or budgeted:

- Changes in economic conditions in Argentina.
- Changes in Argentine laws and regulations to which the Company is subject, including tax, environmental and employment laws, and regulations.
- Political instability in Argentina.
- Conditions of the capital markets the Company utilizes to access capital to finance operations.
- The availability and cost of capital.
- The effect of changes in accounting policies.
- The ability to manage rapid growth.
- The ability to control costs.
- Currency fluctuations and controls and changes in laws and regulations affecting the currency of Argentina.
- Future unpredictability and volatility of product prices.
- The ability of the Company and its partners to find markets for produced hydrocarbons.
- Changes in, and volatility of, supply and demand for crude oil, natural gas and other hydrocarbons.
- The policies of the Organization of Petroleum Exporting Countries ("OPEC").
- The inherent imprecision of estimates of hydrocarbon reserves, rates of future production and valuation of reserves.
- The competitiveness of alternative energy sources or product substitutes.
- The actions of competitors and increased competition in markets in which the Company sells its products.
- Uncertainties associated with petroleum exploration, future activities and results of operations.
- The cost and effects of legal and administrative claims and proceedings against the Company and its subsidiary.

It is also possible that certain aspects of the Company's business that are currently unregulated may be subject to regulation in the future.

(d) Financial Information About Geographic Areas

The Company is a Cayman Islands corporation with executive offices located in Tulsa, Oklahoma and a branch office located in Buenos Aires, Argentina. All of the Company's operations are located in Argentina.

(i) The Company has no operating revenues in either the Cayman Islands or the United States. Because all of the Company's operations are located in Argentina, all of its products are sold either domestically in Argentina, or exported from Argentina to either Brazil or Chile. The percentage of the Company's operating revenues sold to customers in Brazil during the years 2002, 2001 and 2000 was 27 percent, 49 percent and 44 percent, respectively. The percentage sold to customers in Chile during 2002 was 12 percent. There were no sales to customers in Chile during 2001 and 2000.

(ii) With exception of cash and cash equivalents deposited in banks in the Cayman Islands and the United States, almost all of which are located in the Cayman Islands, and furniture and equipment in its executive offices, all of the Company's assets are located in Argentina.

ITEM 2. PROPERTIES

See ITEM 1 (c) for a description of properties.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On December 31, 2002, there were 980 record holders of the Company's ordinary shares, $0.01 par value. The ordinary shares are traded sporadically in the over-the-counter market. The Company understands that the trades that occur are made both at the quoted market price or on a negotiated basis outside of the quoted market. The high and low bid prices listed below were provided to the Company by the National Association of Securities Dealers Automated Quotation System (NASDAQ).

		Stock Price		
		High	Low	Dividend
Quarter of 2002				
	First	$ 22.650	$ 14.400	$.16¼
	Second	20.000	17.270	.16¼
	Third	21.750	17.750	.16¼
	Fourth	19.250	16.000	.16¼
Quarter of 2001				
	First	$ 38.875	$ 26.562	$.16¼
	Second	36.812	26.050	.16¼
	Third	27.920	21.500	.16¼
	Fourth	26.000	19.500	.16¼

The Company has historically paid its shareholders a quarterly dividend of 16.25 cents per share. Future dividends are necessarily dependent upon numerous factors, including, among others, earnings, levels of capital spending, changes in governmental regulations and changes in crude oil and natural gas prices. The Company reserves the right to change the level of dividend payments or to discontinue or suspend such payments at the discretion of the Directors. Refer to "Liquidity and Capital Resources" on page 16 for additional discussion of future dividend payments.

The Company has been advised that: a Cayman Islands company may not pay dividends to shareholders out of its share capital or share premium account; there are no current applicable Cayman Islands laws, decrees or regulations relating to restrictions on the import or export of capital or exchange controls affecting remittances of dividends, interest and other payments to non-resident holders of the Company's ordinary shares; there are no limitations either under the laws of the Cayman Islands or under the Company's Memorandum or Articles of Association restricting the right of foreigners to hold or vote the Company's ordinary shares; there are no existing laws or regulations of the Cayman Islands imposing taxes or containing withholding provisions to which United States holders of the Company's ordinary shares are subject; and there are no reciprocal tax treaties between the Cayman Islands and the United States.

ITEM 6. SELECTED FINANCIAL DATA

The following historical financial information presented below is derived from the Company's audited financial statements and reflects certain reclassifications of prior period information to be on a consistent basis.

(Dollars in thousands except per share amounts)	2002	2001	2000	1999	1998
Revenues	$23,819	$32,041	$42,912	$25,834	$19,583
Net Income	7,278	8,461	22,221	9,488	3,368
Income per Ordinary Share, Basic and Diluted	.99	1.15	3.02	1.29	.46
Dividends Declared per Ordinary Share	.65	.65	.65	.65	.65
Total Assets at December 31,	85,722	82,517	82,984	63,261	57,376
Total Liabilities At December 31,	7,009	6,298	10,442	8,156	6,975
Long-term Liabilities at December 31,	581	197	946	2,255	1,530
Stockholders' Equity at December 31,	78,713	76,219	72,542	55,105	50,401

Refer to the table "Volume, Price and Cost Statistics" on page 52 for variations in prices that influence the Company's revenues and net income. In addition, the Company's net income for 2002 and 2001 were impacted by economic conditions in Argentina. Refer to "Argentine Economic and Political Environment" on page 24 for a discussion of events in Argentina during this period.

As explained in note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted SFAS 143 "Accounting for Asset Retirement Obligations." The impact of the implementation is reflected in the Consolidated Statement of Operations on page 30.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPTIAL RESOURCES

Cash Flow

Internally generated cash flow from the Company's interests in the Entre Lomas concession is the Company's primary source of liquidity. In the past, both during calm periods and turbulent periods in Argentina's economy, the Entre Lomas operation has had the ability to finance development and exploration expenditures with internally generated cash flow. The current economic crisis tested both the profitability and cash generating ability of the Company's Argentine operations. In retrospect, in spite of the crisis, the Entre Lomas concession was able to generate excess cash flow such that during the year the Company generated net cash provided by operating activities of $14 million that included dividends received from Petrolera totaling $6.4 million. These amounts compare with net cash provided by operating activities of $10.2 million and $16.1 million and Petrolera dividends of $4.7 million and $5.3 million for the years 2001 and 2000, respectively.

The year was defined by two major events that impacted the Company. The first was Argentina's economic crisis and new laws and regulations that resulted from the crisis that impacted the Company during 2002 and will continue to impact it for the foreseeable future. The second was the purchase by the Company of 27,700 additional shares of Petrolera from the PC family for a total consideration of $6.9 million.

Reference is made to the section "Argentine Economic and Political Environment" for a description of the economic crisis. However, to summarize, the most important outcome of the crisis that impacts the Company's results of operations and cash flow was the passage by Argentina's legislature of economic reforms included in Emergency Law 25,561, which among other things, overturned the long standing convertibility plan, required the pesofication of Argentine contracts, and implemented a new tax on export sales.

As described elsewhere in this report, the abandonment of the convertibility plan and the decision to allow the actual peso to float in international currency markets resulted in a "maxi-devaluation" of the peso. Since December 2001 through December 31, 2002, the peso to US dollar exchange rate has increased from 1:1 to 3.37:1, representing a cumulative loss in value of the Argentine peso of more than 70 percent. This devaluation has resulted in the Company incurring foreign exchange losses of $1.7 million during 2002.

The pesofication of Argentine contracts had a negative impact on the Company's revenue stream to the extent that domestic Argentine oil and natural gas sales contracts previously priced in US dollars were converted to pesos by requiring the settlement of those sales in Argentina at an exchange rate to be negotiated between sellers and buyers. This had a downward impact on the Company's domestic oil prices early in the year because the negotiated exchange rate was significantly below the actual peso to US dollar exchange rate. However, the situation for domestic oil sales gradually improved and in May 2002, Argentine producers and refiners agreed that the negotiated exchange rate for settlement of contracts would be increased to 90 percent of the actual exchange rate effectively making domestic oil prices from that moment forward equivalent to 90 percent of the WTI price less the discount provided for in domestic oil sales contracts. As a result, for the year, the Company's per barrel sales price for oil sold to Argentine customers averaged $22.71, compared with $24.14 for exported oil.

The effect on natural gas prices has been more severe. Since natural gas prices in Argentina are not influenced by international reference prices, pesofication has caused gas prices to fall in proportion to the devaluation of the peso. As a result, for the year the Company's gas sales price averaged $.42

per thousand cubic feet, compared with an average of $1.28 during 2001.

Effective April 1, 2002, the Argentine government imposed a tax on hydrocarbon exports equivalent to 16.67 percent of the value of oil export sales and 4.76 percent of the value of natural gas liquids export sales. During 2002, the Company paid $938 thousand of export taxes.

The government also prohibited the payment abroad in US dollars of domestic sales and established the requirement that oil and gas Companies repatriate 30 percent of export sales collected in foreign banks.

The effects of devaluation and the pesofication of Argentine contracts are not all negative. Devaluation of the peso has had a positive impact on the Company's peso denominated expenditures including capital expenditures, and expenses such as operating, transportation and storage, and selling and administrative. These expenditures have all decreased to varying degrees depending on the dollar and peso make up of each category of expense. For example, expenditures that have a large labor component, or that consist of a high proportion of domestically made products and materials, have decreased significantly due to the decline in the value of the peso. This benefit has resulted because the cumulative rate of inflation in the Argentine economy has, up to now, lagged considerably behind the cumulative rate of the peso's devaluation. The cumulative rates of inflation in Argentina for 2002, published by the Argentine government, as measured by the consumer price index and the wholesale price index have been 41 percent and 118 percent, respectively, as compared with the level of devaluation illustrated in the exchange rate table that appears in the section "Argentine Economic and Political Environment" on page 24. Because of these phenomena, the US dollar cost of drilling wells in the Entre Lomas concession declined by approximately 30 percent, compared with a similar cost in 2001.

In summary, although Argentina experienced significant economic turmoil during 2002 that created business uncertainty, the environment for oil and gas companies operating in the country stabilized somewhat as the value of the Argentine peso firmed during the last half of the year. In spite of the introduction of the new tax on exports and the sharp drop in natural gas prices that has occurred during the year, the economics of drilling, development and production operations in Argentina remain attractive today.

As the year has progressed, liquidity has become less of a concern for the Company. As mentioned previously, the Company received $6.4 million in dividends from Petrolera. In general, domestic oil and gas sales proceeds plus the 30 percent of repatriated export sales have been more than sufficient to fund disbursements in Argentina.

The impact of Argentina's economic crisis on companies operating in the country has been significant, especially those companies with international dollar denominated debts. Fortunately, Apco is free from long-term debt and although it has been adversely impacted to some extent by these developments, it has fared better than many of its competitors with operations in the country.

There is no predicting the direction that Argentina's economy will take in 2003 or what the future impact of this economic crisis or any additional governmental actions that may result in response to it may have on Argentina's oil and gas industry and on the Company's results of operation and cash flow from operating activities.

To illustrate this uncertainty, in January 2003, due to the rapid increase in the price of WTI as a consequence of a possible conflict in the Middle East and the Argentine government's desire to maintain stability in domestic fuel prices, an agreement was reached between the government, oil producers and domestic refiners that currently expires on March 31, 2003 that requires that domestic sales prices be calculated on a WTI price not to exceed $28.50 per barrel. The difference between the invoice price and the price that results when WTI exceeds this temporary ceiling is being accumulated as an account receivable by oil producers that accrues interest and will be paid by domestic refiners to oil producers at such time as WTI falls below $28.50. This agreement was to remain valid as long as WTI did not exceed $35 per barrel for 10 consecutive days or the peso to US Dollar exchange rate remained below 3.65:1. Because during February 2003, the price of WTI exceeded $35 for the required 10 days, effective February 25, 2003, the parties accorded that the agreement would continue in effect through the original expiration date.

Purchase of Petrolera Shares

The second major event of the year was the completion by the Company of the purchase of 27,700 additional shares of Petrolera from the PC Family for a total consideration of $6.9 million. The shares acquired in this purchase represent 5.54 percent of Petrolera's total shares outstanding and increased the Company's total ownership in Petrolera from its former level of 33.684 percent to 39.224 percent giving the Company a combined direct and indirect participation in the Entre Lomas concession of 51.69 percent as of December 31, 2002.

The Company made this purchase as a result of exercising a right of first refusal in the event of a sale of shares by the PC Family. The Company exercised it right of first refusal after the announcement by the PC Family in July 2002 of a proposed sale of all of its shares in Petrolera to Petrobras. As a result, the Company purchased 27,700 shares while Petrobras purchased the balance of the PC Family's shares while simultaneously purchasing the PC Family's shares in Pecom Energia. Subsequent to the purchase, the principal shareholders of Petrolera are now the Company, Petrobras and Pecom Energia, in which Petrobras is now the majority shareholder.

Although the Company's interest in Petrolera has increased, Petrobras' purchase of shares in Petrolera and its purchase of a controlling interest in Pecom Energia gives it direct and indirect ownership totaling just under 60 percent of the shares of Petrolera for a total indirect ownership of 47 percent of the Entre Lomas concession.

The Company's management and representatives of Petrobras have met and will continue to meet in the future. As of this time, little to no changes are expected in the manner and method in which operations in Entre Lomas and within Petrolera are conducted.

In December 2002, the Company entered into an agreement to purchase all of the outstanding shares of Fimaipu S.A. for $1.8 million. Fimaipu is a private Argentine holding company whose sole asset is 7,895 shares of Petrolera representing 1.58 percent of Petrolera's total shares outstanding. The purchase of Fimaipu further increased the Company's ownership in Petrolera to 40.8 percent. This transaction closed in January 2003. The Company's increased ownership in Petrolera after the Fimaipu purchase gave the Company a combined direct and indirect participation in the Entre Lomas concession of 52.85 percent.

The Company utilized its own cash reserves to make the purchases of the PC Family's shares of Petrolera and for the purchase of Fimaipu.

Product Prices

Volatility in oil prices has a significant impact on the Company's ability to generate earnings, fund capital requirements and pay shareholder dividends. During the fourth quarter of 2001, the Company's per barrel sales price averaged $17 per barrel. During 2002, although the Company's oil prices were negatively influenced by the pesofication of sales contracts in Argentina, world oil prices gradually improved throughout the course of the year, increasing quite sharply in the fourth quarter, in great part due the threat of war in the middle east and the oil workers strike in Venezuela. The per barrel crude oil sales price for 2002 averaged $23.04 compared with $24.20 during 2001. By the end of the year, WTI, the benchmark price for the Company's oil sales contracts in Argentina, exceeded

$30 per barrel and has continued to increase during January and February of 2003. This level of prices should have a positive impact on the Company's expected net income and cash flow for the first quarter of 2003. However, given the volatility of world oil prices and their sensitivity to political events and possible reactions of the Organization of Petroleum Exporting Countries ("OPEC"), there is no assurance that oil prices will remain at these levels over the remainder of 2003. Many factors affect oil markets, including among others, major exploration discoveries throughout the world, the level of development investments in the oil and gas industry, fluctuations in market demand, adherence by OPEC member nations to production quotas, and future decisions by OPEC to either increase or decrease quotas. Furthermore, the Company's future oil prices could also be impacted by any additional governmental actions detrimental to Argentina's oil and gas industry that may result from its response to a prolonged extension of Argentina's economic crisis that commenced in late 2001.

As described previously in this section, the Company's natural gas prices have decreased significantly in 2002 due to pesofication of contracts in Argentina. As a result, for the year, the Company's gas sales price averaged $.42 per thousand cubic feet, compared with an average of $1.28 during 2001.

Oil and Gas Sales Volumes

During 2002, oil sales volumes, net to the Company's consolidated and equity interests, totaled 1.657 million barrels ("mmbbls"), a decrease of 6 percent when compared with 1.756 mmbbls during the comparable period in 2001. The reduction in volumes is due primarily to the nature of the 2002 drilling campaign in Entre Lomas. This year's drilling program focused primarily on higher risk down dip step out wells, including a structural saddle area in the center of the Charco Bayo/Piedras Blancas ("CB/PB") waterflood where there was a greater chance of producing with higher water cuts. All wells drilled this year were successful producers but, in general, these higher risk wells produced at lower oil rates with higher water cuts than wells drilled in previous years. This has resulted in a reduced oil production contribution from this year's drilling program than what we have experienced in recent years. A second factor contributing to the decline in sales, is that in 2001, the Entre Lomas partners drilled two wells in the Entre Lomas and Lomas de Ocampo fields that had unusually high volumes. Furthermore, in 2000 and 2001, there was an important oil production contribution from a recompletion program to exploit a new high volume reservoir in the CB/PB field that had a limited areal extent. Due to the limited size of this reservoir, its production has exhibited a steep decline since its discovery in 2000. Finally, lower gas production described in the following paragraph, has resulted in lower condensate production during 2002.

During 2002, gas sales volumes net to the Company's consolidated and equity interest totaled 5.3 billion cubic feet ("bcf"), a decrease of 9 percent when compared with 5.8 bcf during 2001. The reduction in volume is due to a decrease in Entre Lomas gas production volumes, partially offset by increases in Acambuco volumes. Entre Lomas gas production has declined in 2002 due to an almost total lack of investments designed to increase or maintain gas production levels. Because of the significant drop in natural gas prices in Argentina in 2002, no new wells were drilled targeting primarily gas production, and very few workovers and recompletions of existing wells targeting gas bearing reservoirs were performed.

The prolonged recession in Argentina has reduced demand for electric power nationwide. Furthermore, heavy rains in Argentina this year have enabled hydroelectric plants to operate at higher levels than normal, thereby restricting thermal power demand and, consequently, resulting in lower demand for natural gas. In the recent past, the Entre Lomas partners have successfully sold natural gas in the spot market, but because of lower natural gas demand, Entre Lomas production is currently limited to meet natural gas contract commitments.

Acambuco production increased during the year as the San Pedrito #4 well, drilled in 2001, was brought into production in 2002.

Capital Spending

The following are the major components of the 2002 capital program. During the year, the Entre Lomas joint venture partners continued to successfully drill development wells in the CB/PB, Entre Lomas and Borde Mocho fields while extending the size of the Lomas de Ocampo field to the northwest. Sixteen development and extension wells were drilled in the Entre Lomas concession and three producing wells were converted to injection in the CB/PB field. In addition, the capital program also included a revamping of the LPG plant that resulted in an improved gas products yield. Total cost of the program to the partners was $12 million, or $2.7 million, net to the Company's direct interest and $2.9 million, net to the Company's equity interest in Entre Lomas.

The Acambuco joint venture's investment program was suspended early in the year in response to the sharp decrease in gas prices. Other than work completed in May 2002 to increase capacity of gas treating facilities in Acambuco, no additional investments were undertaken in 2002. The joint venture does not contemplate additional gas development investments until gas prices in Argentina improve.

Dividends

The Company currently pays its shareholders a quarterly dividend of 16.25 cents per share. Future dividends are necessarily dependent on numerous factors, including among others, earnings, levels of capital spending, fluctuations in crude oil and natural gas prices, changes in Argentine governmental regulations, and as of the beginning of 2002, restrictions imposed by the Central Bank of Argentina on the movement of excess cash flow and profits out of Argentina.

The Company reserves the right to change the level of dividend payments or to discontinue or suspend such payments at the discretion of the directors.

RESULTS OF OPERATIONS

Refer to Consolidated Statements of Operations on page 30.

2002 vs 2001

During 2002, the Company generated net income of $7.3 million compared with $8.5 million during 2001. Net income for 2002 includes the cumulative effect of implementing SFAS 143 that resulted in increasing net income by $2.4 million. Before the cumulative effect, the Company generated 2002 net income of $4.9 million.

Operating revenues decreased by $5.3 million, or 21 percent. Lower oil and gas sales constitute almost the entire decrease. Oil sales declined by $2.4 million caused by a reduction in the Company's average oil sale price of $ 1.16 per barrel and a decrease in total oil sales volumes of 60 thousand barrels. Gas sales declined by $2.5 million caused by a reduction in the Company's average gas sale price of $ .85 per thousand cubic feet ("Mcf"). Refer to "Liquidity and Capital Resources" on page 16 for a discussion of the reason for the drop in gas prices.

Financial and other revenues decreased by $539 thousand due to significantly lower interest yields on the Company's bank deposits.

Depreciation expense increased by $1.6 million primarily due to the reclassification from proved to the probable category, as of December 31, 2001, of estimated oil and gas reserves expected to be produced during the Entre Lomas concession extension period of 2017-2026. Reclassifying these reserves had the effect of increasing the depreciation factor applied to undepreciated property and equipment when computing depreciation.

Argentine taxes other than income increased by $973 thousand almost entirely due to the effects of the new 16.67 percent export tax that the Argentine government implemented in early 2002.

Foreign exchange losses increased by $1.2 million as a result of the greater level of devaluation of the Argentine peso that occurred in 2002 versus 2001. Refer to "Argentine Economic and Political Environment" on page 24 for a description of the pesos devaluation since December 2001.

Argentine income taxes increased by $ 851 thousand in spite of a decrease in net income before income taxes because the rise in the peso to US dollar exchange rate has caused peso revenues to rise disproportionately with the increase in peso expenses. This has occurred primarily because oil is a dollar denominated commodity. In addition, the failure of the Argentine tax authority to adopt inflation accounting has diminished the magnitude of peso depreciation in arriving at taxable income.

The above negative variances in operating revenues, financial and other revenues, depreciation, argentine taxes other than income, foreign exchange losses, and argentine income taxes were partially offset by favorable variances in operating expense, provincial production tax, transportation and storage expense and Argentine selling and administrative expense. All but provincial production taxes decreased primarily as a result of the reduced dollar cost of operating in Argentina that has resulted from the devaluation of the Argentine peso. Provincial production taxes declined as a direct result of the decrease in operating revenues.

The devaluation of the Argentine peso was only part of the reason for the $ 3.1 million decrease in selling and administrative expense. The primary cause of the decrease was the $ 2.3 million of costs incurred in 2001 that were directly associated with the proposed merger between the Company and Globex that was terminated in December 2001 by mutual agreement of the parties.

The decrease of $ 2.4 million in equity income from Argentine investments relates to decreased equity income from Petrolera. All of the variance explanations described in the preceding paragraphs, except for the variations in financial and other revenues and selling and administrative expense, apply as well to Petrolera because Petrolera's sole business is its ownership interest in the Entre Lomas concession. Petrolera sells its oil and gas to the same customers as the Company under the same conditions.

2001 vs 2000

During 2001, the Company generated net income of $8.5 million compared with $22.2 million during 2000. The primary reasons for the $13.7 million decrease are explained in the following paragraphs.

Operating revenues decreased by $4.9 million, or 16 percent, as a result of lower oil sales caused by a decline in the Company's average oil sales price of $5.21 per barrel during 2001. Refer to the table "Volume, Price and Cost Statistics" on page 52. Equity income from Argentine investments decreased by $5.9 million, or 50 percent.

Operating expense increased by $854 thousand due to a greater level of facilities upgrades and equipment maintenance and overhauls, an increase in the number of well workovers including injection wells, the cost of employee severance in the Entre Lomas concession, and operating expenses in Acambuco that commenced production operations in 2001. Selling and administrative expense increased by $2.7 million as a result of $2.3 million of costs directly associated with the terminated Apco/Globex merger, and engineering consultant expenses incurred in connection with a reservoir simulation study. Depreciation, depletion and amortization increased by $372 thousand. Exploration expense increased by $379 thousand due to dry hole costs of $923 thousand associated with the drilling of the El Caracol 33-xp well described in the section "Exploration" on page 9, partially offset by the lack of exploration expense in 2001 in Acambuco. Since March 2001, when Acambuco went on production, expenses there are being accounted for as operating expense. Other expense in 2001 includes $557 thousand of foreign exchange losses due to the devaluation of monetary assets and liabilities at December 31, 2001 that resulted from the Argentine peso's devaluation described in the section "Liquidity and Capital Resources" on page 16.

The negative variances described in the previous paragraphs were partially offset by lower provincial production taxes associated directly with the decrease in operating revenues, and lower income taxes associated directly with the decrease in income before income taxes.

With the exception of the negative variances in selling and administrative expense, and the increase in operating expense relating to the start up of production operations in Acambuco, the variance comparisons described in the previous three paragraphs that relate to Entre Lomas serve as explanations for the 50 percent decrease in the Company's equity income from Argentine investments. This equity income represents the Company's share of Petrolera's net income. Petrolera is the operator of the Entre Lomas concession, and its sole business is its interest in the Entre Lomas joint venture.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its financial condition and results of operation are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's independent reserve engineer bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions. Note 1 to the Company's consolidated financial statements, contained elsewhere in this report on Form 10-K, contains a comprehensive summary of the Company's significant accounting policies. The following is a discussion of the Company's most critical accounting policies, and judgments and uncertainties that are inherent in the Company's application of GAAP.

Proved reserve estimates. Estimates of the Company's proved reserves included in the unaudited supplemental oil and gas information in this report on Form 10-K are prepared in accordance with guidelines established by GAAP and by the United States Securities and Exchange Commission ("SEC"). The accuracy of a reserve estimate is a function of: (i) the quality and quantity of available data; (ii) the interpretation of that data; (iii) the accuracy of various mandated economic assumptions; and (iv) the judgment of the third party reserve engineer that prepares the estimate.

The Company's proved reserve information is based on estimates prepared by its independent reserve engineer. Estimates prepared by others may be higher or lower than the Company's estimates. Because these estimates depend on many assumptions, all of which may substantially differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, results of drilling, testing and production after the date of an estimate may justify material revisions to the estimate.

The present value of future net cash flows should not be assumed to be the current market value of the Company's estimated proved reserves. In accordance with SEC requirements, the Company based the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate.

The Company's estimates of proved reserves materially impact depreciation depletion, and amortization expense. If the estimates of proved reserves decline, the rate at which the Company records depreciation depletion, and amortization expense increases, reducing net income. Such a decline may result from lower market prices, which may make it uneconomic to drill for and produce higher cost reserves. In addition, the decline in proved reserve estimates may impact the outcome of the Company's assessment of its oil and gas producing properties for impairment.

Revenue recognition. Revenue is a key component of the Company's results of operations and also determines the timing of certain expenses, such as severance taxes and royalties. The Company's policy is to recognize revenues when oil and gas are delivered to the purchaser.

Impairment of Oil and Gas Properties. The Company reviews its proved properties for impairment on a concession by concession basis and recognizes an impairment whenever events or circumstances, such as declining oil and gas prices, indicate that a property's carrying value may not be recoverable. If an impairment is indicated, then a provision is recognized to the extent that the carrying value exceeds the present value of the estimated future net revenues ("fair value"). In estimating future net revenues, the Company assumes costs will escalate annually and applies an oil and gas price forecast that it believes to be reasonable after reviewing long-term forecasts of professional energy consultants. Due to the volatility of oil and gas prices, it is possible that the Company's assumptions regarding oil and gas prices may change in the future. The most important consideration for the Company in testing for impairment is oil and gas prices. As of December 31, 2002, for impairment testing purposes, the Company's proved properties can withstand a significant drop in product price forecasts before the estimated value of its properties would approximate their carrying value.

Argentina economic and currency measures. The Argentine economic and political situation continues to evolve and the Argentine government may enact future regulations or policies that, when finalized and adopted, may materially impact, among other items, (i) the realized prices the Company receives for the commodities it produces and sells as a result of new taxes; (ii) the timing of repatriations of cash to the US; (iii) the Company's asset valuations; and (iv) peso-denominated monetary assets and liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

The Company's operations are exposed to market risks as a result of changes in commodity prices and foreign currency exchange rates.

Commodity Price Risk

The Company produces and sells crude oil and natural gas, and the Company's financial results can be significantly impacted by fluctuations in commodity prices due to changing market forces. The Company has historically not used derivatives to hedge price volatility.

Foreign Currency and Operations Risk

The Company's operations are located in Argentina. Therefore, the Company's financial results may be affected by factors such as changes in foreign currency exchange risks, weak economic conditions, or changes in Argentina's political climate.

Argentine Economic and Political Environment

During the decade of the 1990's Argentina's government pursued free market policies, including the privatization of state owned companies, deregulation of the oil and gas industry, tax reforms to equalize tax rates for domestic and foreign investors, liberalization of import and export laws and the lifting of exchange controls. The cornerstone of these reforms was the 1991 convertibility law that established an exchange rate of one Argentine peso to one US dollar. These policies were successful as evidenced by the elimination of inflation and substantial economic growth during the early to mid 1990's. However, throughout the decade, the Argentine government failed to balance its fiscal budget, incurring repeated significant fiscal deficits that by the end of 2001 resulted in the accumulation of $130 billion of debt.

During 2000, President De la Rua's administration implemented various policies in an attempt to reduce Argentina's fiscal deficit including personal income tax increases and other measures that resulted in the unintended consequence of a notable reduction in internal consumption at a time when Argentina's economy was already in recession. Late in 2000, fears arose in financial markets about Argentina's ability to repay its debt and the possibility of debt default. Late in 2001, the country was unable to obtain additional funding from the IMF, ultimately leading to the resignation of President De la Rua and his entire administration.

Subsequently, the government proceeded to implement monetary restrictions that severely limited the transfer of funds out of the country with all such transfers requiring the prior authorization of the Central Bank of the Republic of Argentina ("BCRA"). The government also prohibited the payment abroad in US dollars of domestic sales and established the requirement that payments abroad that resulted from export sales be repatriated and converted to pesos. In the case of Argentina's oil and gas industry the required repatriation percentage was set at 30 percent.

In January 2002, the government declared default on Argentina's $130 billion of debt and the national Congress passed Emergency Law 25,561, which among other things overturned the long standing but unsustainable convertibility plan. The government eventually adopted a floating rate of exchange in February 2002. Two specific provisions of the Emergency Law directly impact the Company. First, a tax on the value of hydrocarbon exports was established effective April 1, 2002. The percent of this tax is 16.67 percent for oil exports and 4.76 percent for natural gas liquids such as propane and butane produced by the company in Entre Lomas. The second provision, is the requirement that domestic commercial transactions, or contracts for sales in Argentina that were previously denominated in US dollars were converted to pesos ("pesofication") by liquidating those sales in Argentina at an exchange rate to be negotiated between sellers and buyers.

After the resignation of President De la Rua in December 2001, there was for a few weeks a revolving door of Presidents that were appointed to office by Argentina's congress but quickly resigned in reaction to public outcry. Eduardo Duhalde was appointed President of Argentina in January 2002 to hold office until the next regularly scheduled Presidential election in 2003. Since taking office, President Duhalde has been unable to obtain additional financial assistance from international lending agencies such as the International Monetary Fund and the World Bank and his administrations inability to make significant progress in resolving the country's economic crisis has resulted in an almost total loss of public support. As a result, early Presidential elections have been scheduled for April 2003.

The abandonment of the convertibility plan and the decision to allow the peso to float in international exchange markets resulted in "maxi-devaluation" of the peso. Since December 2001, the peso to US dollar exchange rate has increased from 1:1 to 3:37:1 as of December 31, 2002.

The current outlook for Argentina's economy continues to be negative. However, due to various causes, including among others, the deep extended recession in which Argentina finds itself, reduced levels of disposable income and savings in Argentina, devaluation having exceeded inflation by a considerable margin, and the government's policies implemented restricting the flow of pesos being converted to US dollars, devaluation of the peso as expressed by the peso to US dollar exchange rate has slowed considerably as 2002 passed. This trend has continued into 2003. The following table illustrates the point.

Date	Peso/US$ Exchange Rate
Pre 2002	1:1
Jan. 11, 2002	1.65:1
Mar. 31, 2002	3:1
Jun. 30, 2002	3.8:1
Sept. 30, 2002	3.74:1
Dec. 31, 2002	3.37:1
Feb.28, 2003	3.19:1

Presidential elections in Argentina are scheduled for April 2003. At this time there are multiple candidates and the outcome is uncertain.

It is not possible to predict the direction that Argentina's economy will take during the remainder of 2003 or the future impact on the Company from the country's continuing economic crisis and any additional government actions taken in response to the crises.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Apco Argentina Inc.

We have audited the accompanying consolidated balance sheet of Apco Argentina Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Apco Argentina Inc. as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those statements in their reports dated March 1, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apco Argentina Inc. as of December 31, 2002, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

ERNST & YOUNG LLP

Tulsa, Oklahoma
March 21, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Apco Argentina Inc.:

We have audited the accompanying consolidated balance sheets of Apco Argentina Inc. (a Cayman Islands corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apco Argentina Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Tulsa, Oklahoma
March 1, 2002

(This report of independent accountants is a copy of the previously issued March 1, 2002 report . The report has not been reissued by Arthur Andersen LLP.)

APCO ARGENTINA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands Except Share and Per Share Amounts)	December 31,	
	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 15,065	$ 16,048
Accounts receivable	2,223	2,154
Inventory	310	293
Other current assets	144	642
Total Current Assets	17,742	19,137
Property and Equipment:		
Cost, successful efforts method of accounting	61,613	58,345
Accumulated depreciation, depletion and amortization	(31,494)	(28,309)
	30,119	30,036
Argentine investments, equity method	36,809	31,503
Other assets	1,052	1,841
	$ 85,722	$ 82,517
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 917	$ 3,840
Affiliate payable	220	200
Accrued liabilities	710	172
Argentine taxes payable	3,116	-
Dividends payable	1,196	1,196
Total Current Liabilities	6,159	5,408
Long-term liabilities	581	197
Deferred Argentine income taxes	269	693
Stockholders' Equity:		
Ordinary shares, par value $.01 per share; 15,000,000 shares authorized; 7,360,311 shares outstanding	74	74
Additional paid-in capital	9,326	9,326
Retained earnings	69,313	66,819
Total Stockholders' Equity	78,713	76,219
	$ 85,722	$ 82,517

The accompanying notes are an integral part of these consolidated statements.

APCO ARGENTINA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in Thousands Except Per Share)

	For the Years Ended December 31,		
	2002	2001	2000
REVENUES:			
Operating revenues	$ 20,092	$ 25,384	$ 30,305
Equity income from Argentine investments	3,514	5,905	11,804
Financial and other revenues	213	752	803
	23,819	32,041	42,912
COST AND EXPENSES:			
Operating expense	3,716	7,040	6,186
Provincial production tax	2,066	2,828	3,232
Transportation & storage	367	912	991
Selling and administrative	1,460	4,604	1,889
Depreciation, depletion and amortization	4,662	3,112	2,740
Exploration expense	2	1,296	917
Argentine taxes other than income	1,330	357	290
Foreign exchange losses	1,715	557	-
Other (income) expense, net	85	209	(991)
	15,403	20,915	15,254
Income before Argentine income taxes and cumulative effect of change in accounting principle	8,416	11,126	27,658
Argentine Income taxes	3,516	2,665	5,437
Income before cumulative effect of change in accounting principle	4,900	8,461	22,221
Cumulative effect of change in accounting principle, net of Argentine income taxes of $583 thousand	2,378	-	-
NET INCOME	$ 7,278	$ 8,461	$ 22,221

(Continued on the following page)

APCO ARGENTINA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

(Amounts in Thousands, Except Per Share)	For the Years Ended December 31, 2002	2001	2000
NET INCOME	$ 7,278	$ 8,461	$ 22,221
Earnings per ordinary share - basic and diluted			
Income before cumulative effect of change in accounting principle	$ 0.67	$ 1.15	$ 3.02
Cumulative effect of change in Accounting principle	0.32	-	-
NET INCOME	$ 0.99	$ 1.15	$ 3.02
Average ordinary shares outstanding – basic and diluted	7,360	7,360	7,360
Pro forma effect assuming the change in accounting principle is applied to all periods:			
NET INCOME	$ 4,900	$ 8,864	$ 22,512
NET INCOME PER SHARE	$ 0.67	$ 1.20	$ 3.06

The accompanying notes are an integral part of these consolidated statements.

APCO ARGENTINA INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in Thousands Except Per Share)

	Ordinary Shares		Additional Paid-in Capital	Retained Earnings
	Shares	Amount		
BALANCE, January 1, 2000	7,360	$ 74	$ 9,326	$45,705
Net income	-	-	-	22,221
Dividends declared ($ 0.65 per share)	-	-	-	(4,784)
BALANCE, December 31, 2000	7,360	74	9,326	63,142
Net income	-	-	-	8,461
Dividends declared ($ 0.65 per share)	-	-	-	(4,784)
BALANCE, December 31, 2001	7,360	74	9,326	66,819
Net income	-	-	-	7,278
Dividends declared ($ 0.65 per share)	-	-	-	(4,784)
BALANCE, December 31, 2002	7,360	$ 74	$9,326	$69,313

The accompanying notes are an integral part of these consolidated statements.

APCO ARGENTINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)	For the Years Ended December 31, 2002	2001	2000
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income	$ 7,278	$ 8,461	$ 22,221
Adjustments to reconcile net income to cash provided by operating activities:			
Equity income from Petrolera investment	(3,514)	(5,905)	(11,804)
Dividends from Petrolera	6,386	4,717	5,340
Deferred income taxes	(296)	(251)	772
Cumulative effect of change in accounting principle	(2,378)	-	-
Depreciation, depletion and amortization	4,662	3,112	2,740
Prior year exploration costs charged to expense	-	492	152
Other changes in property and equipment	-	12	(51)
Changes in accounts receivable	(69)	2,751	(1,384)
Changes in inventory	(17)	15	123
Changes in other current assets	498	(141)	(40)
Changes in accounts payable	(2,903)	1,761	410
Changes in accrued liabilities	3,372	(4,905)	2,987
Changes in Acambuco investment	-	-	(1,342)
Changes in other assets, other liabilities and other	1,045	109	(3,998)
Net cash provided by operating activities	14,064	10,228	16,126
CASH FLOW FROM INVESTING ACTIVITIES:			
Property plant and equipment:			
Capital expenditures	(3,315)	(5,972)	(6,807)
Purchase of investments	(6,948)	-	-
Net cash used in investing activities	(10,263)	(5,972)	(6,807)
CASH FLOW FROM FINANCING ACTIVITIES:			
Dividends paid	(4,784)	(4,784)	(4,784)
NET CHANGES IN CASH AND CASH EQUIVALENTS	(983)	(528)	4,535
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	16,048	16,576	12,041
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 15,065	$ 16,048	$ 16,576
Supplemental disclosures of cash flow information:			
Cash paid during the year for Argentine income taxes	$ 475	$ 5,968	$ 2,775

The accompanying notes are an integral part of these consolidated statements.

APCO ARGENTINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Basis of Presentation and Summary of Accounting Policies

General Information and Principles of Consolidation

The consolidated financial statements include the accounts of Apco Argentina Inc. (a Cayman Islands corporation) and its wholly owned subsidiaries, Apco Properties Ltd. (a Cayman Islands corporation) and Apco Argentina S.A. (an Argentine corporation), all of which are herein collectively referred to as the Company. The Company has only one business segment and is engaged exclusively in joint ventures in oil and gas exploration, development and production in Argentina. Its principal businesses are a 23 percent participation in the Entre Lomas Concession (Entre Lomas, an unincorporated joint venture), which is accounted for following the proportional consolidation method, and a 39.224 percent interest in Petrolera Perez Companc S.A. (Petrolera, a privately owned Argentine corporation), which is accounted for following the equity method (see Note 4). Petrolera owns a 73.15 percent interest in the Entre Lomas concession. The Company also owns a 1.5 percent interest in the Acambuco concession and a 45 percent interest in the Canadon Ramirez concession. All of the Company's operating revenues and equity income, and all of its long-lived assets are in Argentina. All percentage interests are as of December 31, 2002. For information regarding purchases of additional ownership interests subsequent to December 31, 2002, see Note 12.

A wholly owned subsidiary of The Williams Companies, Inc. ("Williams") currently owns 68.96 percent of the outstanding ordinary shares of the Company.

Oil and gas operations are high risk in nature. A successful operation requires that a company deal with uncertainties about the subsurface that even a combination of experience, scientific information and careful evaluation cannot always overcome.

Because the Company's assets are located in Argentina, management has historically been required to deal with threats from inflation, devaluation and currency controls.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Change in Accounting Policy

Effective January 1, 2002, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 143 as described in Note 2.

Revenue Recognition

The Company recognizes revenues from sales of oil, gas, and plant products at the time the product is delivered to the purchaser and title has passed. Any product produced that has not been delivered is reported as inventory and is valued at the lower of cost or market. When cost is calculated, it includes total per unit operating cost and depreciation. Transportation and storage costs are recorded as expenses when incurred. The Company has had no contract imbalances relating to either oil or gas production.

Property and Equipment

The Company uses the successful-efforts method of accounting for oil and gas exploration and production operations, whereby costs of acquiring non-producing acreage and costs of drilling successful exploration wells and development costs are capitalized. Costs of unsuccessful exploratory drilling are expensed as incurred. Oil and gas properties are depreciated over their productive lives using the units of production method based on proved producing reserves. Non oil and gas property is recorded at cost and is depreciated on a straight-line basis, using estimated useful lives of 3 to 15 years.

The Company reviews its proved properties for impairment on a concession by concession basis and recognizes an impairment whenever events or circumstances, such as declining oil and gas prices, indicate that a property's carrying value may not be recoverable. If an impairment is indicated, then a provision is recognized to the extent that the carrying value exceeds the present value of the estimated future net revenues ("fair value"). In estimating future net revenues, the Company assumes costs will escalate annually and applies an oil and gas price forecast that it believes to be reasonable after reviewing long-term forecasts of professional energy consultants. Due to the volatility of oil and gas prices, it is possible that the Company's assumptions regarding oil and gas prices may change in the future. For the years ended December 31, 2002, 2001 and 2000, the Company did not record any impairment charges as the estimated future undiscounted net revenues exceeded the carrying value of its properties.

Net Income per Ordinary Share

Net income per ordinary share is based on the weighted average number of ordinary shares outstanding. Basic and diluted net income per ordinary share are the same, as the Company has not issued any potentially dilutive securities such as stock options.

Foreign Exchange

The general policy followed in the translation of the Company's financial statements of foreign operations into United States dollars is in accordance with Statement of Financial Accounting Standards No. 52, Foreign Currency Translation, using the United States dollar as the functional currency. Accordingly, translation gains and losses that arise from exchange rate fluctuations applicable to transactions denominated in a currency other than the United States dollar are included in results of operations as incurred.

Income Taxes

Deferred Argentine income taxes are computed using the liability method and are provided to reflect the future tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

Recently Issued Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life, but assessed annually for impairment by applying a fair-value-based test. Additionally, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Those assets will be amortized over their useful lives unless they are determined to have an indefinite life. SFAS 142 is required to be applied starting with fiscal years beginning after December 15, 2001.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset.* SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* for long-lived assets to be disposed of by sale. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The provisions of this Statement generally are to be applied prospectively. The Company adopted SFAS 144 as of January 1, 2002. Adoption did not have a material impact on the Company's financial position or results of operations.

In the second-quarter 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of the Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

(2) Implementation of SFAS 143

During the early 1990's the Argentine Department of Energy and Argentine provinces implemented environmental regulations for Argentina's energy industry including oil and gas operations. Among those regulations were resolutions covering the plugging and abandonment of oil and gas wells. As a result, the Company recognized it would be required to incur future plugging and abandonment costs for wells in the concessions and began to gradually accrue for such future costs.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS 143 is required to be adopted by companies for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company elected to adopt SFAS 143 effective January 1, 2002. Prior to the adoption of SFAS 143, the Company accrued future abandonment costs of wells and related facilities through its depreciation and amortization calculation, and included the cumulative accrual in accumulated depreciation, depletion and amortization.

As part of the adoption of SFAS 143, an engineering analysis was obtained which projects through the last year of the Company's concession terms, the number of wells that would require plugging and abandoning and the estimated cost to abandon a well. After considering inflation and present value factors, the estimated asset retirement obligation as of January 1, 2002 for the Company's consolidated interests totaled $433 thousand ($463 thousand on December 31, 2002). The estimated asset retirement obligation as of January 1, 2002, imbedded in the Company's investments totaled $464 thousand ($496 thousand on December 31, 2002).

The following table presents the estimated asset retirement obligation as if this Statement had been applied during all periods affected. Amounts are in thousands of US dollars and are as of December 31 for each of the years presented.

1999	2000	2001	2002
$415	$444	$433	$463

The above described asset retirement obligation is based on estimates of the number of wells expected to be abandoned in the last year of the Company's concession terms, and an estimated cost to plug and abandon a well as discussed with field service companies that would be expected to perform such services. Both estimates were provided by operations engineers and are considered to be the best estimates that can be derived today based on present information. Such estimates are, however, subject to significant change as time passes. Given the uncertainty inherent in the process of estimating future oil and gas reserves and future oil and gas production streams, the estimate of the number of future wells to be plugged and abandoned could change as new information is obtained. Furthermore, given the current economic situation in Argentina and uncertainties associated with future levels of inflation in the country and devaluation of the peso, any future estimate of the cost to plug and abandon a well is subject to a wide range of outcomes as the estimate is updated as time passes. Finally, adjustments in the total asset retirement obligation included in the Company's Balance Sheets will take into consideration future estimates of inflation and present value factors based on the Company's credit standing. Given the current economic situation in Argentina, future inflation rates and interest rates, upon which present value factors are based, as recent history demonstrates, may be subject to large variations over short periods of time.

As the amount accrued by the Company prior to adoption of SFAS 143 was in excess of the amount required under the provisions of SFAS 143, implementation of the standard has resulted in an increase to net income of $2.4 million, which is classified as a cumulative effect of change in accounting principle. The effect of adoption on operating expenses in 2002 is immaterial.

(3) Entre Lomas Joint Venture

As discussed in Note 1, the Company owns a 23 percent direct interest in Entre Lomas. It also owns a 28.69 percent indirect interest by virtue of its 39.224 percent stock ownership in Petrolera, the operator of the joint venture, which owns 73.15 percent of the joint venture. Consequently, the Company's combined direct and indirect interests in the Entre Lomas joint venture total 51.69 percent. The joint venture is engaged in the exploration, development and production of oil and gas in the Entre Lomas concession located in the provinces of Río Negro and Neuquén in southern Argentina.

(4) Investment In Petrolera Perez Companc S.A.

As described in Note 1, the Company accounts for its investment in Petrolera using the equity method of accounting, whereby the investment account is increased, and equity income is recognized, for the Company's share of Petrolera's net income. Dividends from Petrolera are recorded as a reduction of the investment. Petrolera is a non-public Argentine corporation. The Petrolera balance sheet as of December 31, 2002 and 2001, and income statement for each of the three years in the period ended December 31, 2002, are as follows:

APCO ARGENTINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

PETROLERA PEREZ COMPANC S.A.
BALANCE SHEETS

	December 31, 2002	December 31, 2001
	(In U.S. $000's, Argentine GAAP)	
ASSETS		
Cash and cash equivalents	$ 5,599	$ 4,797
Accounts receivable	11,681	5,228
Inventory	975	636
	18,255	10,661
Property and equipment, net	80,277	79,051
Other assets	3,188	6,065
	$ 101,720	$ 95,777
LIABILITIES AND EQUITY		
Accounts payable	$ 2,768	$ 3,272
Accrued liabilities	2,398	1,647
Taxes payable	12,056	-
Bank Indebtedness – Short term	-	2,020
	17,222	6,939
Long-term liabilities	128	262
Equity	84,370	88,576
	$ 101,720	$ 95,777

PETROLERA PEREZ COMPANC S.A.
INCOME STATEMENTS

	December 31, 2002	2001	2000
	(In U.S. $000's, Argentine GAAP)		
Revenues	$ 60,233	$ 80,546	$ 95,944
Operating expenses	8,200	23,318	27,237
Royalties	6,386	8,821	10,286
Transportation and selling	1,570	3,193	3,599
Exploration expenses	-	4,506	926
Depreciation	10,347	12,107	8,254
Other (income) expense – net	722	(133)	(1,070)
Financial income and holding gains	(116)	(287)	(367)
Argentine taxes	16,255	11,533	16,504
Foreign Exchange Loss	3,875	2,693	-
Total expense	47,239	65,751	65,369
Net income	$ 12,994	$ 14,795	$ 30,575
Reconciliation to U.S. GAAP:			
Net income:			
Apco share of net income under Argentine GAAP	$ 4,576	$ 4,983	$ 10,299
Capitalize expensed development costs, net of depreciation effects	(253)	(277)	2,064
Differences in depreciation	19	696	-
Asset retirement obligation effects	(1,015)	-	-
Retirement obligation adjustments	(179)	(43)	248
Deferred income tax effects	366	300	(825)
Amortization of basis difference	-	246	18
Apco share of net income under U.S. GAAP	$ 3,514	$ 5,905	$ 11,804
Equity:			
Apco share of equity under Argentine GAAP	$ 33,093	$ 29,836	$ 29,570
Capitalize expensed development costs, net	2,400	2,314	2,591
Accumulated depreciation	833	696	-
Asset retirement obligation effect	253	-	-
Pension obligation effects	30	205	248
Deferred tax liability	(401)	(710)	(1,010)
Basis difference, net of amortization	(838)	(838)	(1,084)
Apco share of equity under U.S. GAAP	$ 35,370	$ 31,503	$ 30,315

The "Argentine GAAP" financial data above is stated in thousands of U.S. dollars, the Company's reporting currency. Petrolera's reporting currency is the Argentine peso. The Company plans to file the full audited financial statements of Petrolera, a foreign investee, when available.

(5) Cash Equivalents

Cash and cash equivalents include highly liquid bank deposits of $13.2 million and $13.6 million with interest ranging from 0.75 - 1.125 percent and 1.38 - 1.95 percent in 2002 and 2001, respectively. The company considers all investments with a maturity at three months or less to be cash equivalents.

The carrying amount reported in the balance sheet for cash equivalents, accounts receivable and accounts payable is equivalent to fair value.

(6) Major Customers

Sales to customers with greater than ten percent of total operating revenues consist of the following:

	For the Years Ended December 31,		
	2002	2001	2000
EG3 S.A.	34.1%	*	*
Petrobras S.A.	27.4%	48.8%	43.5%
ENAP S.A.	11.7%	*	*
Shell C.A.P.S.A.	*	21.9%	15.9%
Refineria San Lorenzo	*	*	19.2%

* Less than 10 percent

Management believes that the credit risk imposed by this concentration is offset by the creditworthiness of the Company's customer base and that upon expiration, the oil sales contracts of these customers will be extended or replaced.

(7) Related Party Transactions

The Company paid $303,000, $560,000, and $205,000 in 2002, 2001 and 2000, respectively, to Williams and affiliates for management services, overhead allocation, general and administrative expenses and purchases of materials and supplies. Accounts payable to Williams and affiliates outstanding at December 31, 2002 and December 31, 2001, were approximately $220,000 and $200,000, respectively.

The Company is dependent on Williams as it relates to certain employees performing services for the Company, and certain other costs such as rent, reproduction, office supplies, computer support, etc. Williams directly charges the Company monthly for the time and associated costs of employees based on an allocation of time dedicated to the affairs of The Company. The Company also utilizes certain executive support services of Williams, primarily the time of the Company's executive officers who are also officers of Williams for which the Company accrues an executive support charge from Williams.

(8) Cayman Islands and United States Income Taxes

The Company incorporated in the Cayman Islands in 1979. Since then, the Company's income, to the extent that it is derived from sources outside the U.S., generally is not subject to U.S. Federal income taxes. Also, the Company has been granted an undertaking from the Cayman Islands government, expiring in 2019, to the effect that the Company will be exempt from tax liabilities resulting from tax laws enacted by the Cayman Islands government subsequent to 1979. The Cayman Islands currently has no applicable income tax or corporation tax and, consequently, the Company believes its earnings are not subject to U.S. income taxes or Cayman Islands income or corporation taxes. All of the Company's income during 2002, 2001 and 2000 was generated outside the United States.

(9) Argentine Taxes

The Company recorded Argentine taxes as presented in the following table. Amounts are stated in thousands of dollars. The Company is not subject to taxes in any other jurisdiction.

	2002	2001	2000
Income taxes			
Current	$ 3,812	$ 2,465	$ 4,665
Deferred	(296)	200	772
Other taxes	1,330	357	290
	$ 4,846	$ 3,022	$ 5,727

Argentina income taxes payable at December 31, 2002 was $3.3 million. Income tax deposits made by the Company throughout 2001 exceed the total income tax expense recorded for the year. Consequently, at December 31, 2001, the Company's balance sheet reflects an income tax receivable of $358 thousand.

The deferred Argentine income tax provision relates primarily to certain costs capitalized for U.S. reporting purposes that are expensed for Argentine local reporting and tax purposes. The deferred tax liability at December 31 consists of the following (in thousands):

	2002	2001
Property basis difference and retirement provision	$ 261	$ 626
Retirement plan obligation	8	67
	$ 269	$ 693

Tax Disputes

In 1988, the Argentine government amended the Obligatory Savings Law requiring that all taxpayers deposit with the government, both in 1988 and 1989, amounts computed on the basis of prior year taxable incomes. It was the opinion of the Entre Lomas joint venture partners and Petrolera's legal and tax counsel that it was exempt from these deposits due to the tax exemption granted in the original Entre Lomas contract number 12,507. As a result, the deposits were not made.

In August 1993, the Direccion General Impositiva ("DGI"), the Argentine taxing authority, made a claim against Petrolera for the delinquent deposits pertaining to the Entre Lomas operation, which including interest and indexation for inflation, amounted to 9.2 million pesos. After a lengthy judicial process that lasted seven years and included various appeals, in May 2000, the Argentine Supreme Court ruled in favor of the DGI and against Petrolera. As a result, the Entre Lomas joint venture partners paid the 9.2 million peso obligatory savings deposit. The Obligatory Savings Law provides that taxpayers are entitled to receive a full refund of the deposit in pesos, plus interest based on Argentina's national savings rate, sixty months from the date of making the deposit.

The devaluation of the peso has resulted in a substantial loss in the dollar value of this peso denominated deposit. At the exchange rate of 1 peso to 1 US dollar that was in effect at the time the deposit was made, the original dollar value of the Company's 23 percent direct share of the deposit was $2.1 million. A comparable value for the equity share of the deposit imbedded in its investment in Petrolera, after adjusting for the Company's purchase of additional shares in Petrolera during 2002, is $2.6 million. At the Balance Sheet date of December 31, 2002, the dollar value of the Company's 23 percent direct share of the deposit is now $628 thousand, and the dollar value of the Company's equity share of the deposit is $783 thousand.

In February 1993, the Neuquen Tax Bureau demanded that Petrolera pay the Stamp Tax relating to Additional Clause No. 3, the third amendment to the original Entre Lomas contract number 12,507. Petrolera appealed this decision before the provincial tax court and lost. In March 1994, Petrolera deposited on behalf of the Entre Lomas partners the amount claimed by the province of $1.6 million. After a series of appeals, all of which have failed, during 2002, Petrolera initiated a formal claim against YPF S.A., the counter-party to contract 12,507 and the then National Oil Company of Argentina. The basis for the claim against YPF is the tax exemption provided for in contract 12,507. The National Executive Power assumed YPF S.A.'s pending obligations when it was privatized.

(10) Long-Term Liabilities

At December 31, 2002 and 2001, long-term liabilities consisted of the following:

	2002	2001
Long-term liabilities:		
Retirement obligations	$ 78	$ 115
Asset retirement liability	463	-
Other long-term obligations	40	82
	$ 581	$ 197

APCO ARGENTINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - Continued

(11) Quarterly Financial Data (Unaudited)

(Amounts in Thousands Except Per Share Amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Revenues	$ 4,320	$ 5,058	$ 7,050	$ 7,391
Costs and expenses	4,637	4,449	4,679	5,154
Income before cumulative effect of change in accounting principle	(317)	609	2,371	2,237
Cumulative effect of change in accounting principal net of Argentine income taxes	2,378	-	-	-
Net income	2,061	609	2,371	2,237
Net income per ordinary share before cumulative effect of change in accounting principle	(.0	.08	.32	.31
Net income per ordinary share of cumulative effect of change in accounting principle	.32	-	-	-
Net income per ordinary share	.28	.08	.32	.31
2001				
Revenues	$ 8,643	$11,233	$ 9,155	$ 3,010
Costs and expenses	4,855	5,443	4,809	8,473
Net income (loss)	3,788	5,790	4,346	(5,463)
Net income (loss) per ordinary share	.51	.79	.59	(.74)

(12) Subsequent Events

In December 2002, the Company entered into an agreement to purchase all of the outstanding shares of Fimaipu S.A. for $1.8 million. Fimaipu is a private Agrentine holding company whose sole asset is 7,895 shares of Petrolera representing 1.58 percent of Petrolera's total shares outstanding. The purchase of Fimaipu further increased the Company's ownership in Petrolera to 40.8 percent. This transaction closed in January 2003. The Company's increased ownership in Petrolera after the Fimaipu purchase gave the Company a combined direct and indirect participation in the Entre Lomas concession of 52.85 percent.

Also, In January 2003, the Company purchased an additional 36.82 percent interest in the Canadon Ramirez concession from Tyax S.A., a partner in the concession, for a total consideration of $155 thousand. This purchase increased the Company's interest in Canadon Ramirez to 81.82 percent.

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

Oil and Gas Reserves

The following tables summarize, for each of the years presented, changes in quantities, and balances of net proved oil, condensate and plant product reserves for all the Company's interests in Argentina as estimated by the Company's independent reserve engineers.

Proved Oil, Condensate and Plant Products	(Millions of Barrels)		
	Consolidated Interests	Equity *Interest* Petrolera	Total
December 31, 1999	14.1	14.9	29.0
Revisions of previous estimates:			
Engineering revisions	1.6	1.7	3.3
Extensions and discoveries	0.7	0.7	1.4
Production	(0.9)	(1.0)	(1.9)
December 31, 2000	15.5	16.3	31.8
Proved developed as of December 31, 2000	9.1	9.7	18.8
Proved undeveloped as of December 31, 2000	6.4	6.6	13.0
December 31, 2000	15.5	16.3	31.8
Revisions of previous estimates:			
Engineering revisions	(1.3)	(1.3)	(2.6)
Reclassification to probable	(2.3)	(2.3)	(4.6)
Extensions and discoveries	0.2	0.1	0.3
Production	(0.9)	(1.0)	(1.9)
December 31, 2001	11.2	11.8	23.0
Proved developed as of December 31, 2001	6.5	6.8	13.3
Proved undeveloped as of December 31, 2001	4.7	5.0	9.7
December 31, 2001	11.2	11.8	23.0
Revisions of previous estimates:			
Engineering revisions	0.7	0.8	1.5
Extensions and discoveries	0.2	0.2	0.4
Acquisition of reserves	-	1.9	1.9
Production	(0.9)	(0.9)	(1.8)
December 31, 2002	11.2	13.8	25.0
Proved developed as of December 31, 2002	6.7	8.3	15.0
Proved undeveloped as of December 31, 2002	4.5	5.5	10.0

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

The following tables summarize, for each of the years presented, changes in quantities, and balances of net proved natural gas reserves for all the Company's interests in Argentina as estimated by the Company's independent reserve engineers.

Natural Gas

	(Billions of Cubic Feet)		
	Consolidated Interests	Equity Interest Petrolera	Total
December 31, 1999	38.5	33.2	71.7
Revisions of previous estimates:			
Engineering revisions	(6.2)	(7.6)	(13.8)
Extensions and discoveries	3.5	3.8	7.3
Production	(2.9)	(3.1)	(6.0)
December 31, 2000	32.9	26.3	59.2
Proved developed as of December 31, 2000	22.4	20.3	42.7
Proved undeveloped as of December 31, 2000	10.5	6.0	16.5
December 31, 2000	32.9	26.3	59.2
Revisions of previous estimates:			
Engineering revisions	(2.2)	(2.3)	(4.5)
Reclassification to probable	(1.2)	(1.3)	(2.5)
Extensions and discoveries	4.9	0.5	5.4
Production	(2.9)	(2.9)	(5.8)
December 31, 2001	31.5	20.3	51.8
Proved developed as of December 31, 2001	20.8	16.8	37.6
Proved undeveloped as of December 31, 2001	10.7	3.5	14.2
December 31, 2001	31.5	20.3	51.8
Revisions of previous estimates:			
Engineering revisions	8.5	10.0	18.5
Acquisition of reserves	-	4.3	4.3
Production	(4.0)	(3.7)	(7.7)
December 31, 2002	36.0	30.9	66.9
Proved developed as of December 31, 2002	28.6	26.4	55.0
Proved undeveloped as of December 31, 2002	7.3	4.6	11.9

A portion of the total Entre Lomas natural gas reserves are consumed in field operations. The increase due to revisions of previous estimates of 18.5 billion cubic feet of natural gas in the preceeding reconciliation for 2002 reflects a one time adjustment to recognize estimated consumed natural gas volumes as reserves. Because the estimated volume is expected to be consumed under current methods of operation, it is assumed not to be available for sale.

Due to changed circumstances in Argentina resulting from the country's economic problems during 2001 and 2002, the Entre Lomas joint venture partners judged that because the granting of the ten

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

year extension requires government approval, it is appropriate to differentiate between reserves estimated to be produced through 2016, and reserves expected to be produced over the ten year extension period. Although the Entre Lomas partners have since 1968 successfully obtained Entre Lomas contract extensions on several occasions, both Apco and Petrolera feel that reserves attributable to the extension period, or 2017-2026, that would otherwise be classified as proved using conventional engineering methods of estimating reserves, should in light of changed circumstances, be reclassified to the probable category. This reclassification was made as of December 31, 2001 and is identified separately in the preceding reconciliation tables of oil and gas reserves for the year 2001.

There were no estimates of total proved net oil or gas reserves filed with any other United States Federal authority or agency during 2002.

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

Standardized Measure of Discounted Future Net Cash Flows

The following table summarizes as of December 31, for each of the years presented, the standardized measure of discounted future net cash flows from proved oil and gas reserves that could be produced from all of the concessions in which the Company holds interests in Argentina.

	(Millions of U.S. Dollars) (5)		
	Consolidated Interests	Equity Interest Petrolera	Total
As of December 31, 2002			
Future revenues (1 and 2)	$ 323	$ 392	$ 715
Future expenditures (3)	115	137	252
	208	255	463
Argentine taxes (4)	80	101	181
Future net cash flows	128	154	282
Effect of discounting 10%	52	63	115
Standardized measure of discounted Future net cash flows	$ 76	$ 91	$ 167
As of December 31, 2001			
Future revenues (1 and 2)	$ 237	$ 235	$ 472
Future expenditures (3)	105	107	212
	132	128	260
Argentine taxes (4)	38	37	75
Future net cash flows	94	91	185
Effect of discounting 10%	41	38	79
Standardized measure of discounted Future net cash flows	$ 53	$ 53	$ 106
As of December 31, 2000			
Future revenues (1 and 2)	$ 444	$ 461	$ 905
Future expenditures (3)	204	209	413
	240	252	492
Argentine taxes (4)	78	83	161
Future net cash flows	162	169	331
Effect of discounting 10%	78	79	157
Standardized measure of discounted future net cash flows	$ 84	$ 90	$ 174

(1) Estimates are made of quantities and timing of future production of oil and gas reserves.

(2) Estimates of gross revenues from sales are made using prices in effect at December 31 for each year presented. The year-end per barrel oil price for 2002 was $28.12, as compared with $17.66 and $26.16 for 2001 and 2000, respectively. Gas prices for all years are based on gas sales contracts in effect during the respective years.

(3) Estimated production, transportation, marketing and development costs are based on the current cost of similar services and include all future capital expenditures.

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

(4) Estimated taxes consider all taxes to which the Company is subject in Argentina.

(5) Conversion to U.S. dollars is made utilizing the rate of exchange at December 31 for each of the years presented.

Discounted future net cash flows presented herein may not be reliable due to the difficulty of estimating remaining recoverable reserves. Estimates of oil and gas reserves and rates of future production are inherently imprecise and change over time, as new information becomes available. As a result, subsequent revisions of the quantity and valuation of proved reserves may be significant.

Changes in Standardized Measure

The following analysis summarizes for each of the years presented the factors that caused the increases (decreases) in the amount of standardized measure attributable to the estimate of the Company's Argentine proved oil and gas reserves.

Total Including Equity Interest in Petrolera

	(Millions of U.S. Dollars)		
	2002	2001	2000
Revenues, net of production costs	$ (34)	$ (41)	$ (55)
Net changes in prices and production costs	104	(79)	12
Additions and revisions of previous estimates	29	(65)	50
Acquisition of reserves	13	-	-
Changes in estimated development costs	(7)	11	(26)
Development costs incurred during current period	7	19	14
Net changes in Argentine taxes	(63)	43	(12)
Accretion of discount	15	26	21
Timing of future production and other	(3)	18	27
Net increase (decrease) in standardized measure	$ 61	$ (68)	$ 31

Drilling Activity

During 2002, the Company participated in the drilling of 16 gross wells, 8 net wells (4 pertaining to the Company's consolidated interests, 4 to its equity interest in Petrolera). During 2001, the Company participated in the drilling of 19 gross wells, 8 net wells (4 pertaining to the Company's consolidated interests, 4 to its equity interest in Petrolera). During 2000, the Company participated in the drilling of 17 gross wells, 7 net wells (3 pertaining to the Company's consolidated interests, 4 to its equity interest in Petrolera). Of the 52 gross wells drilled, 23 net wells (11 pertaining to the Company's consolidated interests, 12 to its equity interest in Petrolera) over the three year period, all were development wells except 1 exploration well in Entre Lomas in which the Company has direct and indirect interests totaling 51.69 percent, and 2 exploration wells in Acambuco in which the Company has a 1.5 percent interest. All wells drilled over the three-year period were productive.

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

Well Count and Acreage

The total gross and net well count from all acreage in which the Company has an interest is as follows:

For the year ended December 31, 2002	Gross	Consolidated Interests	Equity Interest Petrolera	Total
Oil	303	68	85	153
Gas	26	5	6	11
Injection or water	135	31	39	70
Inactive or abandoned	82	24	14	38
Total	546	128	144	272

For the year ended December 31, 2001	Gross	Consolidated Interests	Equity Interest Petrolera	Total
Oil	290	65	70	135
Gas	29	6	6	12
Injection or water	123	28	30	58
Inactive or abandoned	77	20	19	39
Total	519	119	125	244

The Company currently holds interest in three concessions with a total surface area of 569,144 acres, 140,609 acres net to the Company (87,970 acres pertaining to its consolidated interests, 52,639 to its equity interest in Petrolera). Developed acreage in the three concessions totals 51,412 acres, 21,172 acres net to the Company (9,510 acres pertaining to its consolidated interest, 11,662 acres to its equity interest in Petrolera). Undeveloped acreage in the three concessions totals 517,732 acres, 119,437 acres net to the Company (78,460 acres pertaining to its consolidated interests, 40,977 acres to its equity interest in Petrolera).

Capitalized Costs Related to Oil and Gas Producing Activities

Total capitalized costs related to oil and gas producing activities for the Company's consolidated interests are as follows:

	(Thousands of U.S. Dollars)	
	2002	2001
Unproved	$ 892	$ 892
Proved oil and gas properties	60,351	57,087
Accumulated depreciation depletion and amortization	(30,882)	(28,028)
Net capitalized costs	$ 30,361	$ 29,951

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

Total capitalized costs related to oil and gas producing activities for the Company's equity interest in Petrolera is as follows:

	(Thousands of U.S. Dollars)	
	2002	2001
Unproved	$ -	$ -
Proved oil and gas properties	69,269	56,116
Accumulated depreciation depletion and amortization	(33,972)	(26,545)
Net capitalized costs	$ 35,297	$ 29,571

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

Volume, Price and Cost Statistics

The following table shows total sales volumes of crude oil and condensate and natural gas and average sales prices and production costs for the last three years.

	2002	2001	2000
Volumes consolidated interests			
Crude Oil and Condensate (bbls)	789,415	849,352	869,169
Gas (mcf)	2,811,544	2,900,743	2,890,789
LPG (tons)	4,980	4,530	3,372
Volumes equity interest in Petrolera			
Crude Oil and Condensate (bbls)	867,951	906,339	931,144
Gas (mcf)	2,461,455	2,879,789	3,096,915
LPG (tons)	5,607	4,853	3,613
Total volumes			
Crude Oil and Condensate (bbls)	1,657,366	1,755,691	1,800,313
Gas (mcf)	5,272,999	5,780,532	5,987,704
LPG (tons)	10,587	9,383	6,985
Average Sales Prices (in U.S. Dollars)			
Oil (per bbl)	$ 23.04	$ 24.20	$ 29.41
Gas (per mcf)	.42	1.28	1.35
LPG (per ton)	160.80	250.29	247.27
Average Production Costs (in U.S. Dollars)			
Oil (per bbl)	$ 8.12	$ 10.58	$ 8.54
Gas (per mcf)	.25	.30	.26
LPG (per ton)	20.58	53.05	70.52

Volumes presented in the above table represent those sold to customers and have not been reduced by the 12 percent provincial production tax, which is paid separately and is accounted for as an expense by the Company. In calculating provincial production tax payments, the Argentine producers are entitled to deduct gathering, storage, treating and compression costs.

Average production cost is calculated by taking into consideration all costs of operation, including the costs of remedial well workovers and depreciation of property and equipment. The per unit cost of depreciation included in average production cost for oil and gas is $3.93 and $.19, respectively.

APCO ARGENTINA INC.

UNAUDITED SUPPLEMENTAL OIL AND GAS INFORMATION - Continued

Costs Incurred in Acquisitions, Exploration, and Development

The following table details total expenditures for acquisitions, exploration, and development made by the Company during the current and two previous years.

	(Millions of U.S. Dollars)		
	Consolidated Interest	Equity Interest Petrolera	Total
For the year ended December 31, 2002			
Acquisition	$ -	$ 7	$ 7
Exploration	-	-	-
Development	3	3	6
Workovers	1	1	2
Total	$ 4	$ 11	$ 15
For the year ended December 31, 2001			
Exploration	$ 1	$ 1	$ 2
Development	6	5	11
Workovers	2	2	4
Total	$ 9	$ 8	$ 17
For the year ended December 31, 2000			
Exploration	$ 2	$ -	$ 2
Development	7	7	14
Workovers	1	1	2
Total	$ 10	$ 8	$ 18

ITEM 9. CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Our financial statements for 2000 and 2001 were audited by Arthur Andersen LLP. As a result of Andersen's liquidation, we changed our auditors to Ernest & Young LLP on May 14, 2002. This change was reported in a Current Report on Form 8-K dated May 14, 2002.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors and Executive Officers

The Company's Articles of Association provide for a Board of Directors of not less than three and not more than nine persons. The Articles of Association also provide that at each Annual General Meeting of shareholders one-third of the Directors, or if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year are those who have been longest in office since their last election and retiring Directors are eligible to be re-elected as Directors. Between persons who become Directors on the same day those to retire are determined by lot unless they otherwise agree among themselves as to who will retire. Directors appointed by the Board of Directors to fill a vacancy or as an addition to the existing Directors hold office until the next following annual meeting of shareholders and are not taken into account in determining the Directors who are to retire by rotation as described above. Messrs. Keith E. Bailey, Ralph A. Hill, Bryan K. Guderian, Piero Ruffinengo, and John H. Williams were last elected as Directors of the Company at the Annual General Meeting of shareholders held in 2002. The number of directors constituting the total number of members is currently fixed at seven and if this number remains the same by the next Annual General Meeting of Shareholders, the terms of Messrs. Randall L. Barnard and Robert J. LaFortune will expire at such meeting. Executive officers of the Company are elected by the Board of Directors and hold office until relieved of such office by action of the Board of Directors.

The following table sets forth certain information with respect to the Company's executive officers and members of Board of Directors.

Name	Age	Position
Ralph A. Hill	43	Chairman of the Board and Chief Executive Officer, Director
Landy L. Fullmer	50	Chief Financial Officer
Thomas Bueno	51	President, Chief Operating Officer, General Manager, Controller, and Chief Accounting Officer
Randall L. Barnard	45	Director
John H. Williams	84	Director
Robert J. LaFortune	76	Director
Keith E. Bailey	60	Director
Piero Ruffinengo	58	Director
Bryan K. Guderian	43	Director

Business Experience

Mr. Hill has served as a Director of the Company, Chairman of the Board of Directors, and Chief Executive Officer since April 2002. Since 1998, Mr. Hill has also served as Senior Vice President and general manager of several subsidiaries in the petroleum services and exploration and production units of Williams. He has also held various management positions with the Williams Energy Services business unit of Williams since 1993.

Mr. Fullmer has served as the Company's Chief Financial Officer since March 10, 2003. Since 1996, he has served as the director of accounting for Williams' Exploration and Production unit.

Mr. Bueno has served as President and Chief Operating Officer of the Company since April 2002, and General Manager, Controller, and Chief Accounting Officer since 1991. He served as Director of the Company from 1998 to April 2002. Mr. Bueno has been employed by Williams since 1984 and has held various positions with the Company since 1985. He is also a director of Petrolera.

Mr. Barnard has been a Director of the Company since 2001. He currently serves as Vice President – Operations of Williams' Gas Pipeline unit. He has served as President and General Manager of Williams International Company, a subsidiary of Williams that develops, builds, manages and invests in international physical energy assets, since September 2000 and is a director of Petrolera. He served as Chairman of the Board, Chief Executive Officer, and President of the Company from August 2001 to April 2002, Venezuelan Country Manager for Williams International Company, a subsidiary of Williams, from 1997 through September 2000, and the Managing Director of Business Development for Latin America for Williams International Company, from 1996 to 1997.

Mr. Williams has been a director of the Company since 1992. Mr. Williams is engaged in personal investments and has been for more than five years. He was Chairman of the Board and Chief Executive Officer of Williams prior to retiring in 1978. Mr. Williams is a director of Unit Corporation, Willbros Group, Inc. and Petrolera. Mr. Williams is retired and the time he devotes to the business of the Company is limited to the time required to perform his duties as a Director of the Company and a member of the Audit Committee of the Board of Directors.

Mr. LaFortune has served as a Director of the Company since 1998 and is a member of the Audit Committee of the Board of Directors. He is self-employed and manages personal investments. Mr. LaFortune is also a director of the Bank of Oklahoma Financial Corporation. He is the former Mayor of the city of Tulsa and served as a Director of Williams from 1978 to 1999.

Mr. Bailey has served as a Director of the Company since May 2002. He has served as a director of AEGIS Insurance Services Inc. since 2001. Mr. Bailey served as Chairman of the Board of Directors and Chief Executive Officer of Williams from 1994 to 2002. He also served as President of Williams from 1992 to 1994 and as Executive Vice President of Williams from 1986 to 1992.

Mr. Ruffinengo has served as a Director of the Company since April 2002 and is a member of the Audit Committee of the Board of Directors. Mr. Ruffinengo has been engaged in the private practice of law in Salt Lake City, Utah since 1984. He served the Company as a consultant from 1984 through 1999. Since April 2002, Mr. Ruffinengo has served as a Director of Petrolera Perez Companc S.A., having previously served as a Director from the early 1970's through 1999.

Mr. Guderian has served as a Director of the Company since April 2002. He has also served as Vice President of Williams' Exploration and Production unit since 1997.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who beneficially own more than ten percent of the Company's stock to file certain reports with the SEC and Nasdaq concerning their beneficial ownership of the Company's equity securities. The SEC regulations also require that a copy of all such Section 16(a) forms filed must be furnished to the Company by the directors, executive officers, and greater than ten percent stockholders. Based on a review of the copies of such forms and amendments thereto and representations from reporting persons that no Form 5 was required with respect to 2002, we have determined that, due to an administrative oversight, one report on Form 3 required by Section 16(a) for each of Messrs. Bailey, Guderian, Hill, Ruffinengo, and Phillip D. Wright was not filed on a timely basis. At no time did these persons hold securities of the Company other than directors' qualifying shares nor did they engage in any other transactions with the Company's securities. We are not aware of any failures to file a form.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Executive Officers

The Company is dependent on Williams as it relates to its executive officers and its executive officers are employees of Williams. The Company has not paid any salary, bonus, or other compensation to the Company's officers or Directors who are employees of Williams. Williams directly charges the Company for the salary and other compensation costs of Mr. Bueno, an accountant and his administrative assistant based on an allocation of time dedicated to the affairs of the Company. To date, amounts charged to the Company for Mr. Bueno's salary and bonus have been less than $100,000 in each fiscal year. The Company also pays Williams a fee for general and administrative expenses, management services (which includes the services of the Company's executive officers and directors who are employees of Williams), overhead, rent, and purchases of materials and supplies. The total amount the Company paid for such services was approximately $303,000 in 2002 and $560,000 in 2001.

Compensation Committee Interlocks and Insider Participation

The Board of Directors of the Company does not maintain a Compensation Committee. During 2002, no executive officer of the Company served on Williams' board of directors but in some instances an executive officer of the Company served as a director for one or more subsidiaries of Williams while an executive officer of such subsidiary served as a director of the Company. However, the executive officers of the Company during 2002 were employees of Williams and compensation decisions with respect to those persons were accordingly, determined by Williams.

Compensation of Directors

Directors who are employees of Williams receive no compensation for service on the Board of Directors. Directors who are not employees of Williams receive an annual retainer of $14,000 and an additional fee for attending Board meetings of $1,000 per meeting. Additionally, Directors who are not employees of Williams and who serve on the Audit Committee receive a fee of $1,000 (other than the Chairman of the Audit Committee) for attending Audit Committee meetings. The Chairman of the Audit Committee receives a fee of $2,000 for attending Audit Committee Meetings. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board or otherwise by reason of their being a director.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans

Except for directors' qualifying shares which may be issued to Directors, the Company does not have any compensation plans under which equity securities of the Company are authorized for issuance.

Security Ownership of Certain Beneficial Owners and Management

The Company's directors and executive officers do not own, directly or beneficially, any of the Company's ordinary shares, other than directors' qualifying shares. The following table sets forth the number of ordinary shares of the Company and the percentage represented by such number of each person who is known to the Company to own beneficially five percent or more of the Company's ordinary shares as of February 28, 2003. Certain information in the table was obtained from filings made with the SEC.

Name of Beneficial Owner	Number of Ordinary Shares	Percent of Class
The Williams Companies, Inc.	5,075,398 (1)(2)	68.96%
Williams Global Energy (Cayman) Limited	5,075,398 (2)	68.96%
Lehman Brothers Holdings Inc.	584,537 (3)	7.94%

(1) Includes 5,075,398 Ordinary Shares held of record by Williams Global Energy (Cayman) Limited.

(2) Williams Global Energy (Cayman) Limited ("Williams Global Energy") is an indirect wholly-owned subsidiary of Williams International Company, which is a direct wholly-owned subsidiary of The Williams Companies, Inc ("Williams"). As a result, Williams may be deemed to be the beneficial owner of the shares held by Williams Global Energy under the rules and regulations of the SEC. The address of both of these companies is One Williams Center, Tulsa, Oklahoma 74172.

(3) A filing with the SEC dated February 14, 2003 indicates that Lehman Brothers Holdings Inc. ("Holdings") and Lehman Brothers Inc. ("LBI") beneficially hold these shares. The filing further indicates that LBI, a subsidiary of Holdings, is the owner of record of the shares and Holdings may be deemed to be the beneficial owner of the shares held by LBI under the rules and regulations of the SEC. The address of LBI and Holdings is 745 Seventh Avenue, New York, New York 10019.

The following table sets forth, as of February 28, 2003, the number of shares of Common Stock of The Williams Companies, Inc., beneficially owned by each of the Company's directors and executive officers serving at the end of the last fiscal year and by all such directors and executive officers as a group.

Name of Individual or Group	Shares of Common Stock	Percent of Class
Keith E. Bailey	2,085,480(1)(2)	*
Randall L. Barnard	78,414(2)	*
Thomas Bueno	47,093(2)	*
Bryan K. Guderian	69,828(2)	*
Ralph A. Hill	227,475(2)	*
Robert J. LaFortune	73,192(1)(2)	*
Jack D. McCarthy	528,127(2)	*
Piero Ruffinengo	0	*
John H. Williams	971,562(1)	*
All directors and executive officers as a group (9 persons)	4,081,171(1)(2)	*

* Less than one percent.

(1) Includes shares held in trust as follows: Mr. Bailey, 27,800 shares, Mr. LaFortune, 55,346, and Mr. Williams, 970,860. Each individual has voting and investment power over such shares.

(2) Includes shares which represent stock options granted under the Williams' stock option plans and/or deferred compensation granted pursuant to the terms of Williams' incentive and investment plans. These stock options and/or deferred compensation are exercisable or subject to the right of conversion within 60 days and deemed to be beneficially owned by the following individuals pursuant to the rules and regulations of the SEC: Mr. Bailey, 381,243; Mr. Barnard, 59,417: Mr. Bueno 33,652; Mr. LaFortune, 15,255; Mr. McCarthy, 266,282; Mr. Hill, 197,356; and Mr. Guderian, 56,844. The shares subject to option or conversion cannot be voted or invested.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain relationships and related-party transactions are disclosed elsewhere herein in Notes 1 and 6 to the Notes to Consolidated Financial Statements

ITEM 14. CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) and 15d-14(c) of the Securities Exchange Act) was performed within the 90 days prior to the filing date of this report. This evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures are effective.

There have been no significant changes in our internal controls or other factors that could significantly affect internal controls since the certifying officers' most recent evaluation of those controls.

We have furnished as a correspondence filing to the SEC the certifications of this report by the Company's Executive Officer and Chief Financial Officer as required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1 and 2

Financial Statements filed in this report are set forth in the Index to Consolidated Financial Statements under Item 8. All schedules have been omitted as the required information has been included in the consolidated financial statements and notes thereto, or because the schedules are not applicable or required.

(a) 3 and (c)

The exhibits listed below are filed as part of this annual report.

Exhibit Number	DESCRIPTION
*(3)	- Memorandum of Association of Apco Argentina Inc. as amended August 20,1980, as filed with Form 10-K of the Company for the fiscal year ended on December 31, 1980, Commission File No. 0-8933 dated April 30, 1981.
*(3)	- Articles of Association of Apco Argentina Inc. as filed with Form 14(Registration No. 2-6354), dated March 16, 1979.
*(10)	- Agreement dated April 23, 1981, among the Company and Bridas S.A.P.I.C., with respect to the Acambuco project, Salta province, Argentina, as filed with Form 10-K, No. 0-8933, dated April 14, 1982.

*(10) - Agreement dated March 13, 1968, between Perez Companc and YPF for the Exploration, Exploitation and Development of the "Entre Lomas" area, Contract Number 12,507 as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.

*(10) - Translation dated November 18, 1970, of agreement dated March 13, 1968, between Perez Companc and YPF as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.

*(10) - Joint Venture Agreement dated April 1, 1968, among Apco Oil Corporation, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.

*(10) - Joint Venture Agreement dated February 29, 1972, among the Company, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.

*(10) - Joint Venture Agreement dated March 23, 1977, among the Company, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.

*(10) - Contract dated December 1977 amending the March 13, 1968 Agreement between Perez Companc and YPF as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.

*(10) - Memorandum of Agreement dated August 16, 1979, among the Company, Perez Companc and Petrolera as filed with Form 10-K, No. 0-8933, dated March 28, 1980.

*(10) - Agreement dated December 7, 1983, between Petrolera and YPF regarding the delivery of propane and butane from the Entre Lomas area, as filed with Form 10-K, No. 0-8933, dated April 12, 1983.

*(10) - CONTRACT FOR THE EXPLORATION, EXPLOITATION AND DEVELOPMENT OF THE "ENTRE LOMAS" AREA, dated July 8, 1982 between Yacimientos Petroliferos Fiscales Sociedad Del Estado and Petrolera Perez Companc, Inc. relating to the extension of Contract No. 12,507, as filed with Form 10-K, No. 0-8933, dated April 12, 1983.

*(10) - ADDITIONAL CLAUSE NUMBER 3 dated December 18, 1985, to the agreement between Perez Companc and YPF covering the Entre Lomas area dated March 13, 1968 and attached translation as filed with Form 10-K, No. 0-8933, dated April 11, 1988.

*(10) - Agreement between the Joint Committee created by the Ministry of Public Works and Services and the Ministry of Energy, YPF and Petrolera Perez Companc S.A. dated December 26, 1990, constituting the conversion to concession and deregulation of the original Entre Lomas contract number 12,507.

(10) - Share purchase agreement by and among Ms. Maria Carmen Sundblad de

Perez Companc, Sudacia S.A. and Apco Argentina Inc. dated October 23, 2002 relating to the purchase by the Company of 27,700 shares of Petrolera Perez Companc S.A.

(10) - Share purchase agreement by and among the shareholders of Fimaipu S.A. and Apco Argentina Inc. dated December 5, 2002 relating to the purchase by the Company of all of the shares of Fimaipu S. A.

(23) - Consent of Independent Reserve Engineer

(24) - Power of attorney together with certified resolution.

* Exhibits so marked have been filed with the Securities and Exchange Commission as part of the filing indicated and are incorporated herein by reference.

(c) Reports on Form 8-K

On November 5, 2002, the Company furnished a report on 8-K under Item 9 and furnished as an exhibit a press release announcing the Company's purchase of 27,700 additional shares of Petrolera Perez Companc S.A. from the Perez Companc family.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APCO ARGENTINA INC.
(Registrant)

Dated: March 28, 2003 By: /s/ Thomas Bueno
Thomas Bueno
Attorney-in-Fact

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ *Ralph A. Hill — March 28, 2003
Ralph A. Hill, Chief Executive Officer and Chairman of the Board

/s/ *Landy L. Fullmer — March 28, 2003
Landy L. Fullmer, Chief Financial Officer

/s/ Thomas Bueno — March 28, 2003
Thomas Bueno, President, Chief Operating Officer, General Manager, Controller, and Chief Accounting Officer

/s/ *Keith E. Bailey — March 28, 2003
Keith E. Bailey, Director

/s/ *Randall L. Barnard — March 28, 2003
Randall L. Barnard, Director

/s/ *Robert J. LaFortune — March 28, 2003
Robert J. LaFortune, Director

/s/ *Bryan K. Guderian — March 28, 2003
Bryan K. Guderian, Director

/s/ *Piero Ruffinengo — March 28, 2003
Piero Ruffinengo, Director

/s/ *John H. Williams — March 28, 2003
John H. Williams, Director

*By: /s/ Thomas Bueno — March 28, 2003
Thomas Bueno, Attorney-in-Fact

CERTIFICATIONS

I, Ralph A. Hill, Chief Executive Officer of Apco Argentina Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Apco Argentina Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Ralph A. Hill
Ralph A. Hill
Chief Executive Officer

I, Landy L. Fullmer, Chief Financial Officer of Apco Argentina Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Apco Argentina Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Landy L. Fullmer
Landy L. Fullmer
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	DESCRIPTION
*(3)	- Memorandum of Association of Apco Argentina Inc. as amended August 20,1980, as filed with Form 10-K of the Company for the fiscal year ended on December 31, 1980, Commission File No. 0-8933 dated April 30, 1981.
*(3)	- Articles of Association of Apco Argentina Inc. as filed with Form 14(Registration No. 2-6354), dated March 16, 1979.
*(10)	- Agreement dated April 23, 1981, among the Company and Bridas S.A.P.I.C., with respect to the Acambuco project, Salta province, Argentina, as filed with Form 10-K, No. 0-8933, dated April 14, 1982.
*(10)	- Agreement dated March 13, 1968, between Perez Companc and YPF for the Exploration, Exploitation and Development of the "Entre Lomas" area, Contract Number 12,507 as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	- Translation dated November 18, 1970, of agreement dated March 13, 1968, between Perez Companc and YPF as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	- Joint Venture Agreement dated April 1, 1968, among Apco Oil Corporation, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	- Joint Venture Agreement dated February 29, 1972, among the Company, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	- Joint Venture Agreement dated March 23, 1977, among the Company, Perez Companc and Petrolera as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	- Contract dated December 1977 amending the March 13, 1968 Agreement between Perez Companc and YPF as filed with Form S-1, Registration No. 2-62187 dated September 26, 1978.
*(10)	- Memorandum of Agreement dated August 16, 1979, among the Company, Perez Companc and Petrolera as filed with Form 10-K, No. 0-8933, dated March 28, 1980.
*(10)	- Agreement dated December 7, 1983, between Petrolera and YPF regarding the delivery of propane and butane from the Entre Lomas area, as filed with Form 10-K, No. 0-8933, dated April 12, 1983.
*(10)	- CONTRACT FOR THE EXPLORATION, EXPLOITATION AND DEVELOPMENT OF THE "ENTRE LOMAS" AREA, dated July 8, 1982 between Yacimientos Petroliferos Fiscales Sociedad Del Estado and

Petrolera Perez Companc, Inc. relating to the extension of Contract No. 12,507, as filed with Form 10-K, No. 0-8933, dated April 12, 1983.

*(10) - ADDITIONAL CLAUSE NUMBER 3 dated December 18, 1985, to the agreement between Perez Companc and YPF covering the Entre Lomas area dated March 13, 1968 and attached translation as filed with Form 10-K, No. 0-8933, dated April 11, 1988.

*(10) - Agreement between the Joint Committee created by the Ministry of Public Works and Services and the Ministry of Energy, YPF and Petrolera Perez Companc S.A. dated December 26, 1990, constituting the conversion to concession and deregulation of the original Entre Lomas contract number 12,507.

(10) - Share purchase agreement by and among Ms. Maria Carmen Sundblao de Perez Companc, Sudacia S.A. and Apco Argentina Inc. dated October 23, 2002 relating to the purchase by the Company of 27,700 shares of Petrolera Perez Companc S.A.

(10) - Share purchase agreement by and among the shareholders of Fimaipu S.A. and Apco Argentina Inc. dated December 5, 2002 relating to the purchase by the Company of all of the shares of Fimaipu S. A.

(23) - Consent of Independent Reserve Engineer

(24) - Power of attorney together with certified resolution.

* Exhibits so marked have been filed with the Securities and Exchange Commission as part of the filing indicated and are incorporated herein by reference.

DIRECTORY

DIRECTORS

Ralph A. Hill
Senior Vice President and General Manager Williams Energy Services

Bryan K. Guderian
Vice President, Exploration and Production Williams Energy Services

Randall L. Barnard
Senior Vice President, Operations Williams Gas Pipelines

Keith Bailey
Former Chairman of the Board of The Williams Companies, Inc.

Piero Ruffinengo
Attorney

Robert LaFortune
Former Director of The Williams Companies, Inc.

John H. Williams
Former Chairman of the Board of The Williams Companies, Inc.

OFFICERS

Ralph A. Hill
Chairman of the Board and Chief Executive Officer

Thomas Bueno
President, Chief Operating and Accounting Officer

Landy L. Fullmer
Chief Financial Officer

Brian K. Shore
Corporate Secretary

GENERAL OFFICES

Ugland House
P.O. Box 309
South Church Street
GeorgeTown, Grand Cayman
Cayman Islands
British West Indies

OTHER OFFICES

One Williams Center, MD 26-4
Tulsa, OK 74172 USA

Maipu 1300-Piso 8
1006 Buenos Aires
Republic of Argentina

TRANSFER AGENT AND REGISTRAR

The Bank of New York
101 Barclay Street
11 East
New York, NY 10286 USA

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP
3900 One Williams Center
Tulsa, OK 74172 USA

ACAMBUCO CONCESSION

APCO ARGENTINA INC.


BOLIVIA
WELLS
CURRENT EXPLORATION TARGETS
FIELDS
C. DURAN-
MADRE
JONES
SAN
PEDRITO
TARTAGAL
RAMOS
AGUARAGUE


South America
Acambuco
Concession
Salta
ARGENTINA
Chubut
Cañadon
Ramirez
Concession

CAÑADON RAMIREZ CONCESSION

APCO ARGENTINA INC.

ARGENTINA

River Senguerr

CHUBUT

SANTA CRUZ


Apco
Argentina Inc.